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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-108701

        PROSPECTUS

$250,000,000

Protein Design Labs, Inc.

2.75% Convertible Subordinated Notes due 2023 and the
12,415,450 Shares of Common Stock Issuable on Conversion of the Notes

        This prospectus relates to the 2.75% Convertible Subordinated Notes due 2023 of Protein Design Labs, Inc., or PDL, a Delaware corporation, held by certain security holders who may offer for sale the notes and up to 12,415,450 shares of our common stock into which the notes are convertible at any time, at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, that may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering.

        You may convert the notes into shares of our common stock at any time before their maturity unless we have previously redeemed or repurchased them. The notes are due on August 16, 2023. The conversion rate is 49.6618 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $20.14 per share. The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market of the National Association of Securities Dealers, Inc. Our common stock is quoted on The Nasdaq National Market under the symbol "PDLI." On December 9, 2003, the last reported bid price for our common stock as quoted on The Nasdaq National Market was $15.86 per share.

        We will pay interest on the notes on February 16 and August 16 of each year. The first interest payment will be made on February 16, 2004. The notes are unsecured and subordinated in right of payment to all existing and future indebtedness of PDL. The notes may be issued only in denominations of $1,000 and integral multiples of $1,000.

        We have the right to redeem all or a portion of the notes that have not been previously converted at the redemption prices set forth in this prospectus on or after August 16, 2008. We will make at least 10 semi-annual interest payments on the notes before we may redeem.

        You may require us to repurchase for cash all or a portion of the notes in the event of a change of control or a termination of trading (as each such term is defined in this prospectus). In addition, on each of August 16, 2010, August 16, 2013 and August 16, 2018, you may require us to repurchase all or a portion of the notes.

        Investing in the notes and the common stock involves a high degree of risk. See "Risk factors" beginning on page 8 of the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December 10, 2003.

TABLE OF CONTENTS

Risk factors and information regarding forward-looking statements	ii
Prospectus summary	1
The offering	5
Risk factors	8
Use of proceeds	26
Price range of common stock	26
Dividend policy	26
Ratio of earnings to fixed charges	26
Description of notes	27
Description of capital stock	48
Certain US federal tax considerations	49
Selling securityholders	56
Plan of distribution	62
Legal matters	64
Experts	64
Where you can find more information	64
Incorporation by reference	64

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes. We are not making any representation to any offeree or purchaser of the notes regarding the legality of an investment in the notes by such offeree or purchaser under appropriate investment or similar laws.

        Unless otherwise indicated in this prospectus, "Protein Design Labs," "we," "us" and "our" refer to Protein Design Labs, Inc. and our subsidiaries.

        This registration statement includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

i

RISK FACTORS AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        In addition to the other information contained in this prospectus, investors should carefully consider the risk factors disclosed in this prospectus, including those beginning on page 8, in evaluating an investment in the notes or the common stock issuable upon conversion of the notes.

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below in this prospectus, and for the reasons described elsewhere in this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes or incorporates by reference information about the convertible notes and common stock that we are offering, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety, including the documents incorporated by reference.

OUR COMPANY

Overview

        We are a recognized leader in the discovery and development of humanized monoclonal antibodies for the treatment of disease. Our patented platform technology enables us to develop antibodies with high specificity based on murine antibodies, which are relatively easy to generate, but which we modify to be structurally similar to naturally occurring human antibodies. As a result, our antibodies do not have the immunogenicity and half-life limitations associated with murine antibodies. We are utilizing our technology to develop humanized antibodies for the treatment of certain autoimmune and inflammatory diseases, and cancer. We currently have four antibodies in clinical development for ulcerative colitis, Crohn's disease, psoriasis, asthma and solid tumors.

        We derive revenues from out-licensing our antibody humanization patents to developers of antibody-based therapeutics as well as from humanizing antibodies for other companies. We have entered into numerous patent licenses, patent rights agreements and humanization contracts that provide us with fees and royalty revenues. We receive royalties on four antibody products launched during the past six years, including Zenapax, Herceptin, Synagis and Mylotarg, with combined sales in excess of $1 billion in 2002. We believe that there are more than 40 humanized antibodies in clinical development by a variety of companies, and that a majority of those antibodies are the subject of either patent license or patent rights agreements with us.

        We were incorporated in Delaware in 1986. Our principal executive offices are located at 34801 Campus Drive, Fremont, California 94555, and our telephone number is (510) 574-1400. We maintain a home page at www.pdl.com.

Business Strategy

        Our objective is to leverage our proprietary antibody technology and patent portfolio to become a profitable biopharmaceutical company that markets its own drugs in North America. The principal elements of our strategy include:

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  Development of proprietary drugs.    We are focused on the development of novel antibodies to treat diseases with significant market potential and unmet medical needs. Our lead programs are targeted to the treatment of inflammatory bowel disease, or IBD, which affects over one million individuals in the United States. IBD is a chronic, recurrent inflammation of the bowel that has considerable impact on the quality of life of the patient. We have three humanized antibodies in clinical development for the treatment of IBD, specifically in ulcerative colitis and Crohn's disease, as well as other diseases. We plan to market or co-promote our products, if approved, with a specialized sales force in North America. We are seeking to out-license marketing rights for some of our antibodies primarily outside of North America and may receive upfront fees and milestone payments, research funding and/or royalties on product sales.

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  Acquisitions and in-licensing arrangements.    We are actively exploring opportunities that would provide access to additional products, technologies or capabilities, or that would expand our existing product rights through acquisitions, collaborations or in-licensing arrangements. These efforts, if successful, could enable us to expand our franchises in our targeted therapeutic areas and accelerate the timeframe within which we generate revenues from product sales.

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  Patent licensing arrangements.    We license our patents relating to humanized antibodies in return for license fees, annual license maintenance payments and royalties on product sales. We have patent license or patent rights agreements with a number of biotechnology and pharmaceutical companies, including Biogen, Inc., Celltech Group plc, Chugai Pharmaceutical Co. LTD., Elan Pharmaceuticals, Genentech, Inc., GlaxoSmithKline Corporation (GSK), IDEC Pharmaceuticals, Inc., Medarex, Inc., MedImmune, Inc., Merck KGaA, Millennium Pharmaceuticals, Inc., Sankyo Company LTD., Tanox, Inc. and Wyeth Pharmaceuticals (Wyeth). We expect to enter into additional agreements in the future as humanized antibodies from other companies achieve clinical success. Genentech recently announced that it initiated the market launch of Xolair, a humanized antibody. Other Genentech antibody-based therapeutics with respect to which we may receive royalties include Raptiva, which was approved by the FDA on October 27, 2003, and Avastin, which may be approved by the FDA in the near future. On December 1, 2003, we announced that we had reached an agreement in principle with Genentech to resolve a dispute relating to our humanization patents and certain of Genentech's humanized antibodies. This agreement in principle provides for Genentech's exercise of licenses for Xolair and Raptiva under the existing patent licensing master agreement between PDL and Genentech. In addition, Genentech has agreed to exercise a license for Avastin promptly after FDA approval. In exchange, and as part of a broader settlement between the companies, we have agreed to certain royalty reductions for significant levels of annual aggregate sales, and the companies have agreed to resolve and settle their disputes regarding infringement of these Genentech products and the validity and enforceability of our patents. We anticipate reaching a definitive agreement with Genentech by the end of December 2003. If we fail to reach a definitive agreement with Genentech regarding these issues and/or Genentech does not take such licenses, or if it challenges our antibody humanization patents, such action could have a material adverse effect on our revenue and financial condition. See "Risk factors—Our humanization patents are being opposed and a successful challenge or refusal to take a license could limit our future revenues."

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  Humanization contracts.    We humanize antibodies for other companies in return for upfront fees, milestone payments and royalties on any product sales. In some cases we also receive the right to co-promote these products in designated territories. We have performed humanization services for a number of companies, including Ajinomoto, Fujisawa Pharmaceuticals, Intermune Pharmaceuticals, Inc., Progenics Pharmaceuticals, Inc., Wyeth and Yamanouchi Pharmaceuticals. We have recently initiated efforts to expand our offerings to third parties, including seeking additional humanization contracts and performing additional services in conjunction with humanization, such as cell-line development necessary for scale-up and future manufacturing of antibodies on a larger scale.

OUR PRODUCTS IN CLINICAL STAGE DEVELOPMENT

        The following table summarizes the potential therapeutic applications and development status for our clinical product candidates.

Antibody Product	Indication(s)	Status
Nuvion	Ulcerative Colitis	Phase I
Zenapax (daclizumab)	Kidney transplant rejection	Marketed/Roche
	Asthma	Phase II
	Ulcerative Colitis	Phase II
HuZAF	Crohn's Disease	Phase II
	Psoriasis	Phase I/II
M200 (anti-a5b1 integrin)	Solid Tumors	Phase I

        Nuvion (visiluzumab).    Nuvion (visilizumab) is a humanized antibody that binds to the CD3 antigen on immune system cells known as T cells that are believed to be active in certain inflammatory disease. Nuvion has been shown to bind to CD3, thereby inducing apoptosis or death of activated T cells.

        We are performing an ongoing Phase I study of Nuvion in patients with severe ulcerative colitis who have failed intravenous, or IV, steroid treatment, a patient population for whom there is no approved medical option. In May 2003, we announced promising preliminary results of this study. This study is ongoing and we intend to commence an additional Phase I/II study in 2003.

        We have retained worldwide rights to Nuvion.

        Daclizumab.    Daclizumab is a humanized antibody that binds to the interleukin-2 (IL-2) receptor on immune system cells known as T-cells. IL-2 is a lymphokine, one of the substances released by cells as a part of the immune response that occurs in certain autoimmune diseases and often following organ transplants. Daclizumab has been shown to block the binding of IL-2 to its receptor on T-cells, suppressing an immune response by inhibiting the proliferation of activated T cells.

        The US Food and Drug Administration, or FDA, approved daclizumab in December 1997 for the prevention of kidney transplant rejection. The antibody has since been approved throughout Europe and in a number of other countries. In 1989, we licensed daclizumab to Roche, which sells daclizumab under the brand name Zenapax® in the United States, Europe and other territories for the prevention of kidney transplant rejection and we receive royalties on Zenapax sales. In 1999, pursuant to a revised agreement with Roche, we obtained the right to develop and, in the United States and Canada, to market daclizumab in autoimmune indications and we are responsible for paying for these activities. Under the 1999 agreement, Roche retained the right to market daclizumab for these indications in Europe and certain other countries.

        Effective October 1, 2003, we entered into another amendment to our agreement with Roche, pursuant to which we obtained exclusive worldwide rights to market, develop and sell daclizumab in all disease indications other than transplantation. Roche is currently expected to continue to market daclizumab in transplantation indications until 2007, although an earlier transfer to us of rights in transplantation may occur at Roche's election upon six months prior written notice to us. Under the new arrangement, we assumed worldwide responsibility in the development, and if successful, sales and marketing of daclizumab in all indications other than transplantation. We also have the right to manufacture daclizumab.

        We recently initiated a randomized, placebo-controlled Phase II study of daclizumab in patients with moderate to severe ulcerative colitis. This study is evaluating two dosing schedules of daclizumab.

        In addition, we are investigating daclizumab in a Phase II trial for the treatment of asthma. We have completed enrollment in a randomized Phase II study of asthma patients whose symptoms are not well controlled by inhaled steroids. We expect that the results of this trial will become available in the first half of 2004. We have identified multiple sclerosis, or MS, as a future indication.

        HuZAF.    HuZAF is a humanized antibody that targets interferon gamma, a protein that stimulates several types of white blood cells and has been shown by academic researchers to play a role in certain autoimmune diseases.

        We are currently conducting a 175-patient Phase II trial of anti-interferon gamma in Crohn's disease patients. We are examining the same doses as were used in a previous Phase I/II trial. We recently initiated a second Phase II trial of 120 patients in Crohn's disease that examines a higher dose as well as a slightly modified treatment protocol. Our intention is to submit abstracts describing these two trials for presentation at the 2004 Digestive Disease Week meeting.

        We have worldwide rights to HuZAF, although we are now actively seeking a partner for development and commercialization for rights primarily outside the United States and Canada.

        M200.    M200 is a chimeric antibody that may inhibit the growth or metastasis of tumors that are dependent on new blood vessel formation, a process known as angiogenesis. M200 blocks the binding of a5b1 integrin receptors to fibronectin on activated subset of endothelial cells that line blood vessels, potentially inhibiting a key step leading to angiogenesis. Recently we initiated a Phase I clinical trial of an anti-a5b1 integrin antibody, M200, in patients with advanced solid tumors for whom there is no standard treatment. The dose-escalation trial is designed to explore the safety associated with the infusion of M200.

OUR TECHNOLOGY

        We are a leader in the development of therapeutic antibody products. Our "humanized" antibodies are designed using structural information from promising murine antibodies. Our proprietary technology enables us to combine the binding sites of a murine antibody with a human antibody framework, thereby creating a humanized antibody with lower immunogenicity and longer half-life than the original murine antibody.

        Antibodies are protective proteins released by the immune system's B cells, a type of white blood cell, in response to the presence of a foreign substance in the body, such as a virus, or due to an aberrant autoimmune response. B cells produce millions of different kinds of antibodies, which have slightly different shapes that enable them to bind and, as a result, inactivate different targets. Antibodies that have identical molecular structure that bind to a specific target are called monoclonal antibodies.

        Typically, mice have been used to produce monoclonal antibodies to a wide range of targets, including targets to which the human body does not normally produce antibodies. Although murine monoclonal antibodies are relatively easy to generate, they have significant drawbacks as therapeutics, including short half-life and immunogenicity. Our patented humanization technology has allowed us to modify murine antibodies to minimize these problems.

THE OFFERING

Issuer	Protein Design Labs, Inc.
Notes	$250,000,000 aggregate principal amount of 2.75% convertible subordinated notes due August 16, 2023.
Maturity	The notes will mature on August 16, 2023, unless earlier redeemed, repurchased or converted.
Interest payment dates	We will pay 2.75% interest per annum on the principal amount payable on the notes semi-annually in arrears on February 16 and August 16 of each year, starting on February 16, 2004.
Conversion rights
The notes will be convertible into 49.6618 shares of our common stock, par value $.01 per share, per $1,000 principal amount of notes (which represents a conversion price of approximately $20.14 per share), subject to adjustments at any time until final maturity or earlier redemption or repurchase. See "Description of notes—Conversion rights."
Subordination	Except as described under "Description of notes—Security," the notes will be:
• unsecured;
• junior to our existing and future senior indebtedness; and
• effectively subordinated to all existing and future liabilities of our subsidiaries, including trade payables.

As of September 30, 2003, we had approximately $10.2 million of consolidated indebtedness that would rank pari passu to the notes on a pro forma basis giving effect to the redemption of our outstanding 5.50% convertible notes in the aggregate principal amount of $150.0 million as if it had occurred as of September 30, 2003, and our subsidiaries had approximately $8.6 million of indebtedness and other obligations that effectively rank senior to the notes. The indenture under which the notes were issued does not restrict our or our subsidiaries' ability to incur additional senior or other indebtedness. See "Description of notes—Subordination of notes."
Security
We have purchased and pledged to the trustee under the indenture, as security for the notes and for the exclusive ratable benefit of the holders of the notes, approximately $20.7 million of US government securities. These US government securities are sufficient to provide for the payment in full of the first six scheduled interest payments on the notes when due. See "Use of Proceeds." The notes will not otherwise be secured. See "Description of notes—Security."
Sinking fund	None.

Redemption of notes at our option
On or after August 16, 2008, we may, at our option, redeem the notes, in whole or in part, for cash, at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the redemption date. See "Description of notes—Redemption of notes at our option."
Purchase by us of notes at the holder's option
On each of August 16, 2010, August 16, 2013 and August 16, 2018, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, such date. We will pay the purchase price for notes to be purchased on August 16, 2010 in cash. We will pay the purchase price for notes to be purchased on August 16, 2013 and August 16, 2018, solely at our option, in cash, shares of our common stock, or a combination of cash and shares of our common stock, provided that we will pay any accrued and unpaid interest in cash. The shares of common stock will be valued at 100% of the average closing sale price of our common stock for the 10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date, as described in this prospectus. If we choose to pay all or part of the purchase price in shares of our common stock, we will notify holders of this not less than 20 business days before the applicable purchase date. See "Description of notes—Purchase of notes by us at the holder's option."
Right of holder to require us to repurchase
If a repurchase event, as described in this prospectus, occurs, each holder may notes if a repurchase event occurs require us to repurchase all or a portion of the holder's notes for cash at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date. See "Description of notes—Holders may require us to repurchase their notes upon a repurchase event."
Events of default
If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. See "Description of notes —Events of default."
Registration rights
We have agreed to keep the shelf registration statement, of which this prospectus constitutes a part, continuously effective under the Securities Act until such time as there are no longer any registrable securities covered thereby. If we do not comply with these requirements or certain other covenants set forth in the registration rights agreement, we will be required to pay liquidated damages to holders of the notes. See "Description of notes—Registration rights; liquidated damages."

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholders of the notes or the common stock issuable upon conversion of the notes.
DTC eligibility
The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. See "Description of notes—Form, denomination and registration of notes—Global securities."
Listing and trading	The notes are eligible for trading on The PORTAL Market. Our common stock is listed on The Nasdaq National Market under the symbol "PDLI."
Certain US federal tax considerations
For a discussion of certain US federal tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, see "Certain US federal tax considerations."
Risk factors
In analyzing an investment in the notes offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under "Risk factors."

        For a more complete description of the terms of the notes, see "Description of notes." For a description of our common stock, see "Description of capital stock."

RISK FACTORS

        You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the market price of the notes offered by this prospectus and the trading price of our common stock.

        Keep these risk factors in mind when you read forward-looking statements contained in this prospectus and the documents incorporated by reference herein. These statements relate to our expectations about future events and time periods. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," "continue" or "opportunity," the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses and may not achieve sustained profitability.

        In general, our expenses have exceeded revenues. As of September 30, 2003, we had an accumulated deficit of approximately $147.4 million. We expect our expenses to increase because of the extensive resource commitments required to achieve regulatory approval and commercial success for any individual product. For example, over the next several years, we will incur substantial additional expenses as we continue to develop and manufacture our potential products, invest in research and improve and expand our manufacturing, marketing and sales capabilities. Since we or our partners or licensees may not be able to successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost and with appropriate quality, or successfully market such products with desired margins, we may never achieve sustained profitable operations. The amount of net losses and the time required to reach sustained profitability are highly uncertain. We may be unable to achieve sustained profitability.

        Our commitment of resources to the continued development of our products will require significant additional funds for development. Our operating expenses may also increase as:

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  some of our earlier stage potential products move into later stage clinical development;

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  additional potential products are selected as clinical candidates for further development;

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  we invest in additional manufacturing capacity;

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  we defend or prosecute our patents and patent applications; and

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  we invest in research or acquire additional technologies, product candidates or businesses.

        In the absence of substantial revenues from new agreements with third party business partners, significant royalties on sales of products licensed under our intellectual property rights, product sales or other uncertain sources of revenue, we will incur substantial operating losses.

Our revenues, expenses and operating results will likely fluctuate in future periods.

        Our revenues have varied in the past and will likely continue to fluctuate considerably from quarter to quarter and from year to year. As a result, our revenues in any period may not be predictive of revenues in any subsequent period. Our royalty revenues may be unpredictable and may fluctuate since they depend upon:

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  the seasonality of sales of licensed products;

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  the existence of competing products;

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  the marketing efforts of our licensees;

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  potential reductions in royalties receivable due to credits for prior payments to us;

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  the timing of royalty reports, some of which are required quarterly and others semi-annually; and

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  our ability to successfully defend and enforce our patents.

        We receive royalty revenues on sales of the product Synagis. This product has higher sales in the fall and winter, which to date have resulted in much higher royalties paid to us in our first and second quarters than in other quarters. The seasonality of Synagis sales could contribute to fluctuation of our revenues from quarter to quarter.

        License and other revenue may also be unpredictable and may fluctuate due to the timing of payments of non-recurring licensing and signing fees, payments for manufacturing and clinical development services, and payments for the achievement of milestones under new and existing agreements with third party business partners. Revenue historically recognized under our prior agreements may not be an indicator of non-royalty revenue from any future collaborations.

        Our expenses may be unpredictable and may fluctuate from quarter to quarter due to the timing of expenses, including clinical trial expenses as well as payments owed by us and to us under collaborative agreements for reimbursement of expenses and which are recorded under our policy during the quarter in which such expenses are reported to us or to our partners and agreed to by us or our partners.

        In addition, our expenses or other operating results may fluctuate due to the accounting treatment of securities we own or may purchase or securities we have issued or may issue. In May 2002, we entered into an agreement with our Chairman of the Board under which vesting of his stock options may accelerate in certain events, and such acceleration would trigger an accounting expense. In addition, we hold a $30.0 million five-year convertible note receivable we purchased from Exelixis, Inc. in May 2001. Accounting rules require the conversion feature of some convertible notes to be separated from the debt agreement in which the conversion feature is contained and accounted for as a derivative instrument, and therefore reflected in the note purchaser's financial statements based upon the fair market value of the stock into which the note is convertible. Due in part to the number of shares into which this note receivable would currently convert and the average daily trading volume of Exelixis stock, the Exelixis note is not currently considered a derivative instrument and, therefore, changes in the market value of Exelixis stock are not required to be recorded in our financial statements. However, a significant increase in the average daily trading volume of Exelixis stock, or new accounting pronouncements or regulatory rulings could require us to report the value of the Exelixis stock in our financial statements. Such a requirement could cause changes in the Exelixis stock price to contribute to fluctuation of our operating results from quarter to quarter.

Our humanization patents are being opposed and a successful challenge or refusal to take a license could limit our future revenues.

        Most of our current revenues are related to our humanization patents and the related licenses that third parties enter into with us for rights to those patents. If our rights are successfully challenged or third parties decline to take licenses for the patents, our future revenues would be adversely affected.

        In regard to our first European patent, we announced on November 12, 2003 that the Technical Board of Appeal of the European Patent Office set aside the March 2000 decision of the Opposition Division of the European Patent Office which revoked the broad claims of our first European patent. The Board of Appeal ordered that certain claims be remitted to the Opposition Division for further prosecution and consideration of issues of patentability (novelty, enablement and inventive step). Whatever the Opposition Division decides on these claims, such decisions could be subject to further appeals. Until all appeals relating to our first European patent are resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if our appeal is unsuccessful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the Opposition Division's decision could encourage challenges of our related patents in other jurisdictions, including the United States. This decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, either of which might result in us initiating formal legal actions to enforce our rights under our humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction. During the appeals process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the appeal is decided by the European Patent Office. As a result, we may not be able to successfully enforce our rights under our European or related US and Japanese patents.

        Eight notices of opposition have been filed with respect to our second European antibody humanization patent and we have filed our response with the European Patent Office. Oral hearings, originally scheduled to take place in October 2003, have been postponed by the European Patent Office. No new date has been set for the hearings.

        Also, three opposition statements were filed with the Japanese Patent Office with respect to our Japanese humanization patent. The Japanese Opposition Board's subsequent decision supported one aspect of the position of the opponents, to which we filed two responses. Ultimately, we received a final determination from the Japanese Patent Office examiner affirming the Opposition Board's earlier decision. We have appealed this decision to the Tokyo High Court. The patent will remain valid and enforceable during this appeal process. If this appeal is unsuccessful, we will then have an opportunity to appeal to the Japanese Supreme Court.

        We intend to vigorously defend the European patents and the Japanese patent in these proceedings; however, we may not prevail in the opposition proceedings or any litigation contesting the validity of these patents. If our appeal with respect to our first European patent is unsuccessful or if the outcome of the other European or Japanese opposition proceedings or any litigation involving our antibody humanization patents were to be unfavorable, our ability to collect royalties on existing licensed products and to license our patents relating to humanized antibodies may be materially harmed. In addition, these proceedings or any other litigation to protect our intellectual property rights or defend against infringement claims by others could result in substantial costs and diversion of management's time and attention, which could harm our business and financial condition.

        Our ability to maintain and increase our revenues from licensing is dependent upon third parties entering into new patent licensing arrangements, exercising rights under existing patent rights agreements, and paying royalties under existing patent licenses with us. To date, we have been successful in obtaining such licensing arrangements, and in receiving royalties on product sales, from parties whose products may be covered by our patents. However, there can be no assurance that we will continue to be successful in our licensing efforts in the future. For example, Genentech recently announced that it had initiated the market launch of Xolair, a humanized antibody. Other Genentech antibody-based therapeutics with respect to which we may receive royalties include Raptiva, which was approved by the FDA on October 27, 2003, and Avastin, which may be approved by the FDA in the near future. On December 1, 2003, we announced that we had reached an agreement in principle with Genentech to resolve a dispute relating to our humanization patents and certain of Genentech's humanized antibodies. This agreement in principle provides for Genentech's exercise of licenses for Xolair and Raptiva under the patent licensing master agreement between PDL and Genentech. In addition, Genentech has agreed to exercise a license for Avastin promptly after FDA approval. In exchange, and as part of a broader settlement between the companies, we have agreed to certain royalty reductions for significant levels of annual aggregate sales, and the companies have agreed to resolve and settle their disputes regarding infringement of these Genentech products and the validity and enforceability of our patents. We anticipate reaching a definitive agreement with Genentech by the end of December 2003. There can be no assurance that we will reach a definitive agreement with Genentech regarding this agreement in principle or that any agreement will be within the anticipated scope, or with a mutually agreeable enforcement mechanism. Neither Genentech nor PDL is legally bound to conclude an agreement and either party may be unable or unwilling to resolve the disagreement, as currently anticipated. If we fail to reach a final, binding definitive agreement with Genentech, there can be no assurance that Genentech will exercise its rights to obtain licenses under our antibody humanization patents or that Genentech will not challenge our antibody humanization patents. In addition, there can be no assurance that other licensees or prospective licensees will take licenses, or exercise rights to obtain licenses to these or other products, or that existing licensees will continue to honor the terms, including royalty obligations, of their license agreements with us. If we experience difficulty in enforcing our patent rights through licenses, or if our licensees, or prospective licensees challenge our antibody humanization patents, our revenues and financial condition could be adversely affected and we could be required to undertake additional actions, including litigation, in order to enforce our rights. Such efforts would increase our expenses and could be unsuccessful.

If we are unable to protect our patents and proprietary technology, we may not be able to compete successfully.

        Our pending patent applications may not result in the issuance of valid patents or our issued patents may not provide competitive advantages. Also, our patent protection may not prevent others from developing competitive products using related or other technology. A number of companies, universities and research institutions have filed patent applications or received patents in the areas of antibodies and other fields relating to our programs. Some of these applications or patents may be competitive with our applications or contain material that could prevent the issuance of patents to us or result in a significant reduction in the scope of our issued patents. For example, BTG International Limited (successor in interest to the Medical Research Council) recently has been issued a US patent, to which we have a license, with claims that might be construed to overlap with our issued humanization patents. While the significance of this new US patent is unclear, if it conflicts with our US patents or patent applications, we may become involved in patent office or legal proceedings to determine which company was the first to invent the technology and processes contained in the conflicting patents. These proceedings could be expensive, last several years and either prevent issuance of additional patents to us relating to humanization of antibodies or result in a significant reduction in the scope or invalidation of our patents. Any limitation would reduce our ability to negotiate or collect royalties or to negotiate future collaborative research and development agreements based on these patents.

        The scope, enforceability and effective term of patents can be highly uncertain and often involve complex legal and factual questions. No consistent policy has emerged regarding the breadth of claims in biotechnology patents, so that even issued patents may later be modified or revoked by the relevant patent authorities or courts. Moreover, the issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country, and claim interpretation and infringement laws vary among countries, so we are unable to predict the extent of patent protection in any country. In addition to seeking the protection of patents and licenses, we also rely upon trade secrets, know-how and continuing technological innovation that we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and licensees. If these agreements are not honored, we might not have adequate remedies for any breach. Additionally, our trade secrets might otherwise become known or patented by our competitors.

We may require additional patent licenses in order to manufacture or sell our potential products.

        Other companies, universities and research institutions may obtain patents that could limit our ability to use, import, manufacture, market or sell our products or impair our competitive position. As a result, we might be required to obtain licenses from others before we could continue using, importing, manufacturing, marketing, or selling our products. We may not be able to obtain required licenses on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter significant delays in product development while we redesign potentially infringing products or methods or may not be able to market our products at all.

        Celltech has been granted a European patent covering humanized antibodies, which we have opposed. At an oral hearing in September 2000, the Opposition Division of the European Patent Office decided to revoke this patent. Celltech appealed that decision, but the Technical Board of Appeal recently rejected the appeal. As a result, the decision revoking the patent is final; no further appeals are available. However, Celltech has a second issued divisional patent in Europe, which has claims that may be broader in scope than its first European patent, and which we have opposed. In addition, Celltech has a third divisional application currently drafted with broad claims directed towards humanized antibodies. We cannot predict whether Celltech's second European patent will be modified or revoked in any future opposition proceedings, or whether it will be able to obtain the grant of a patent from the pending divisional application with claims broad enough to generally cover humanized antibodies. Celltech has also been issued a corresponding US patent that contains claims that may be considered broader in scope than their first European patent. In addition, Celltech was recently issued a second US patent with claims that may be considered broader than its first US patent. We have entered into an agreement with Celltech providing each company with the right to obtain nonexclusive licenses for up to three antibody targets under the other company's humanization patents. This agreement expires in December 2004. Notwithstanding this agreement, if our humanized antibodies were covered by Celltech's European or US patents and if we were to need more than the three licenses under those patents currently available to us under the agreement, or we are unable to negotiate an extension of this agreement beyond December 2004 on terms that are acceptable to us, we would be required to negotiate additional licenses under those patents or to significantly alter our processes or products. We might not be able to successfully alter our processes or products to avoid conflict with these patents or to obtain the required additional licenses on commercially reasonable terms, if at all.

        In addition, if the Celltech US patent or any related patent applications conflict with our US patents or patent applications, we may become involved in proceedings to determine which company was the first to invent the products or processes contained in the conflicting patents. These proceedings could be expensive, last several years and either prevent issuance of additional patents to us relating to humanization of antibodies or result in a significant reduction in the scope or invalidation of our patents. Any limitation would reduce our ability to negotiate or collect royalties or to negotiate future collaborative research and development agreements based on these patents.

        Lonza Biologics, Inc. has a patent issued in Europe to which we do not have a license that may cover a process that we use to produce our potential products. In addition, we do not have a license to an issued US patent assigned to Stanford University and Columbia University, which may cover a process we use to produce our potential products. We have been advised that an exclusive license has been previously granted to a third party, Centocor, Inc., under this patent. If our processes were found to be covered by either of these patents, we might be required to obtain licenses or to significantly alter our processes or products. We might not be able to successfully alter our processes or products to avoid conflicts with these patents or to obtain licenses on acceptable terms.

        We are also aware of issued patents that could apply to one or more of our specific products. For example, a US patent issued to Advanced Biotherapy, Inc. has claims to the use of anti-gamma interferon antibodies to treat certain autoimmune diseases. The claims issued to Advanced Biotherapy, Inc., however, do not cover treatment of either Crohn's disease or psoriasis, the two indications currently being investigated in our HuZAF (anti-gamma interferon antibody) clinical trials. However, a European patent issued to Genentech in 1998 and a US patent issued in 2003 do have claims to the use of anti-gamma interferon inhibitors, including antibodies, for treatment of inflammatory bowel disease, including Crohn's disease. Additional examples include an issued US patent to Genentech claiming humanized antibodies with certain framework region substitutions that may cover some of our antibodies in development. As a result, we might be required to obtain licenses from others. We may not be able to obtain required licenses on terms acceptable to us, if at all. If we do not obtain required licenses, we may encounter significant delays in product development while we redesign potentially infringing products or methods or we may not be able to market our products at all.

If our research efforts are not successful, we may not be able to effectively develop new products.

        We are engaged in research activities intended to identify antibody product candidates that we may enter into clinical development. These research activities include efforts to discover and validate new targets for antibodies in our areas of therapeutic focus. We obtain new targets through our own drug discovery efforts and through in-licensing targets from institutions or other biotechnology or pharmaceutical companies. Our success in identifying new antibody product candidates depends upon our ability to discover and validate new targets, either through our own research efforts, or through in-licensing or collaborative arrangements. In order to increase the possibilities of identifying antibodies with a reasonable chance for success in clinical studies, part of our business strategy is to identify a number of potential targets. If we are unsuccessful in our research efforts to identify and obtain rights to new targets, our ability to develop new products could be harmed.

Clinical development is inherently uncertain and expense levels may fluctuate unexpectedly because we cannot accurately predict the timing and level of such expenses.

        Our future success depends in large part upon the results of clinical trials designed to assess the safety and efficacy of our potential products, and the majority of our expenses are to support these activities. The completion of clinical trials often depends significantly upon the rate of patient enrollment, and our expense levels will vary depending upon the rate of enrollment. In addition, the length of time necessary to complete clinical trials and submit an application for marketing and manufacturing approvals varies significantly and is difficult to predict. The expenses associated with each phase of development depend upon the design of the trial. The design of each phase of trials depends in part upon results of prior phases, and additional trials may be needed at each phase. As a result the expense associated with future phases can not predicted in advance. Further, we may decide to terminate or suspend ongoing trials. Failure to comply with extensive FDA regulations may result in unanticipated delay, suspension or cancellation of a trial or the FDA's refusal to accept test results. The FDA may also suspend our clinical trials at any time if it concludes that the participants are being exposed to unacceptable risks. As a result of these factors, we cannot predict the actual expenses that we will incur with respect to trials for any of our potential products, and we expect that our expense levels will fluctuate unexpectedly in the future.

If we cannot successfully complete our clinical trials, we will be unable to obtain regulatory approvals required to market our products.

        To obtain regulatory approval for the commercial sale of any of our potential products or to promote these products for expanded indications, we must demonstrate through preclinical testing and clinical trials that each product is safe and effective for use in indications for which approval is requested. We have had, and may in the future have, clinical setbacks that prevent us from obtaining regulatory approval for our potential products. In May 2003, we announced that we have discontinued additional clinical studies of the humanized anti-IL-4 antibody after data from a Phase IIa clinical trial of the antibody in steroid-naïve, mild/moderate asthma indicated that the anti-IL-4 antibody did not demonstrate clinical benefit compared to placebo at either of the dose levels tested. Earlier clinical trials such as Phase I and II trials generally are designed to gather information to determine whether further trials are appropriate and, if so, how such trials should be designed. As a result, data gathered in these trials may indicate that the endpoints selected for these trials are not the most relevant for purposes of assessing the product or the design of future trials. Moreover, success or failure in meeting such early clinical trial endpoints may not be dispositive of whether further trials are appropriate and, if so, how such trials should be designed.

        Larger or later stage clinical trials may not produce the same results as earlier trials. Many companies in the pharmaceutical and biotechnology industries, including our company, have suffered significant setbacks in clinical trials, including advanced clinical trials, even after promising results had been obtained in earlier trials. As an example, we recently announced the discontinuance of studies aimed at the treatment of steroid-refractory graft-versus-host-disease following bone marrow transplantation with Nuvion after partial, preliminary results in a Phase II trial showed that Nuvion was not, on average, associated with a significant prolongation of survival relative to historic controls.

        Even when a drug candidate shows evidence of efficacy in a clinical trial, it may be impossible to further develop or receive regulatory approval for the drug if it causes an unacceptable incidence or severity of side effects, or further development may be slowed down by the need to find dosing regimens that do not cause such side effects. For example, while Nuvion has shown biological activity in some patients in a Phase I/II trial for psoriasis, it has also caused a level of side effects that would be unacceptable in this patient population. Enrollment in this trial currently is suspended and our current plan is not to continue this trial and not to further develop Nuvion for psoriasis.

        In addition, we may not be able to successfully commence and complete all of our planned clinical trials without significant additional resources and expertise because we have a relatively large number of potential products in clinical development. Additionally, regulatory review of our clinical trial protocols may cause us in some cases to delay or abandon our planned clinical trials. Our potential inability to commence or continue clinical trials, to complete the clinical trials on a timely basis or to demonstrate the safety and efficacy of our potential products, further adds to the uncertainty of regulatory approval for our potential products.

Our clinical trial strategy may increase the risk of clinical trial difficulties.

        Research, preclinical testing and clinical trials may take many years to complete and the time required can vary depending on the indication being pursued and the nature of the product. We may at times elect to use aggressive clinical strategies in order to advance potential products through clinical development as rapidly as possible. For example, we may commence clinical trials without conducting preclinical animal efficacy testing where an appropriate animal efficacy testing model does not exist, or we may conduct later stage trials based on limited early stage data. We anticipate that only some of our potential products may show safety and efficacy in clinical trials and some may encounter difficulties or delays during clinical development.

We may be unable to enroll sufficient patients to complete our clinical trials.

        The rate of completion of our clinical trials, and those of our collaborators, is significantly dependent upon the rate of patient enrollment. Patient enrollment is a function of many factors, including:

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  the size of the patient population

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  perceived risks and benefits of the drug under study

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  availability of competing therapies

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  availability of clinical drug supply

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  availability of clinical trial sites

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  design of the protocol

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  proximity of and access by patients to clinical sites

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  patient referral practices of physicians

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  eligibility criteria for the study in question, and

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  efforts of the sponsor of and clinical sites involved in the trial to facilitate timely enrollment.

        We may have difficulty obtaining sufficient patient enrollment or clinician support to conduct our clinical trials as planned, and we may need to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. These considerations may lead us to consider the termination of ongoing clinical trials or development of a product for a particular indication.

Our revenues from licensed technologies depend on the efforts and successes of our licensees.

        In those instances where we have licensed rights to our technologies, the product development and marketing efforts and successes of our licensees will determine the amount and timing of royalties we may receive, if any. We have no assurance that any licensee will successfully complete the product development, regulatory and marketing efforts required to sell products. The success of products sold by licensees will be affected by competitive products, including potential competing therapies that are marketed by the licensee or others.

If our collaborations are not successful, we may not be able to effectively develop and market some of our products.

        We have agreements with pharmaceutical and other companies to develop, manufacture and market certain of our potential products. In some cases, we are relying on our partners to manufacture such products, to conduct clinical trials, to compile and analyze the data received from these trials, to obtain regulatory approvals and, if approved, to market these licensed products. As a result, we may have little or no control over the manufacturing, development and marketing of these potential products and little or no opportunity to review clinical data prior to or following public announcement.

        Our agreements can generally be terminated by our partners on short notice. A partner may terminate its agreement with us or separately pursue alternative products, therapeutic approaches or technologies as a means of developing treatments for the diseases targeted by us or our collaborative effort. Even if a partner continues to contribute to the arrangement, it may nevertheless determine not to actively pursue the development or commercialization of any resulting products. In these circumstances, our ability to pursue potential products could be severely limited.

        Continued funding and participation by partners will depend on the timely achievement of our research and development objectives, the retention of key personnel performing work under those agreements and on each partner's own financial, competitive, marketing and strategic considerations. Such considerations include:

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  the commitment of each partner's management to the continued development of the licensed products or technology;

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  the relationships among the individuals responsible for the implementation and maintenance of the development efforts; and

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  the relative advantages of alternative products or technology being marketed or developed by each partner or by others, including their relative patent and proprietary technology positions, and their ability to manufacture potential products successfully.

        Our ability to enter into new relationships and the willingness of our existing partners to continue development of our potential products depends upon, among other things, our patent position with respect to such products. If we are unable to successfully maintain our patents we may be unable to collect royalties on existing licensed products or enter into additional agreements.

Our lack of experience in sales, marketing and distribution may hamper market introduction and acceptance of our products.

        We intend to market and sell a number of our products either directly or through sales and marketing partnership arrangements with partners. Pursuant to the terms of our amended collaboration agreement with Roche, we have the right, exercisable in 2006 but effective in 2007, to repurchase all rights relating to Zenapax, including sales and marketing rights, in transplant indications, unless earlier elected by Roche. If we elect to exercise this right, or Roche elects to transfer such rights to us, we will be responsible for the marketing and commercialization of Zenapax in all indications worldwide. While Roche must notify us at least six months prior to a transfer of Zenapax to us, there can be no assurance that we will be able to establish marketing, sales and distribution capabilities for Zenapax in a timely manner. To market products directly, we must either establish a marketing group and direct sales force or obtain the assistance of another company. We may not be able to establish marketing, sales and distribution capabilities for our other products or succeed in gaining market acceptance for our products. If we were to enter into co-promotion or other marketing arrangements with pharmaceutical or biotechnology companies, our revenues would be subject to the payment provisions of these arrangements and could largely depend on these partners' marketing and promotion efforts.

If we do not attract and retain key employees, our business could be impaired.

        To be successful we must retain our qualified clinical, manufacturing, scientific and management personnel. If we are unsuccessful in retaining qualified personnel, our business could be impaired.

Manufacturing difficulties could delay commercialization of our products.

        Of the products that we currently have in clinical development, Hoffmann-La Roche Inc. and its affiliates (Roche) are responsible for manufacturing Zenapax. We are responsible for manufacturing our other products for our own development. In connection with our amended collaboration agreement with Roche, we obtained the rights to manufacture Zenapax. We are responsible for manufacturing our other products for our own development, and will begin manufacturing Zenapax following a transition period which we expect will extend to 2005. Our ability to successfully market and develop Zenapax, in particular in transplantation, depends on our success in manufacturing Zenapax in commercial quantities. We have not manufactured this product in the past and we will need to show comparability with material used by Roche. There can be no assurance that we will successfully manufacture Zenapax in commercial quantities and in a timely manner following the transfer of Zenapax to us by Roche.

        We intend to continue to manufacture potential products for use in preclinical and clinical trials using our manufacturing facility in accordance with standard procedures that comply with appropriate regulatory standards. The manufacture of sufficient quantities of antibody products that comply with these standards is an expensive, time-consuming and complex process and is subject to a number of risks that could result in delays and/or the inability to produce sufficient quantities of such products in a commercially viable manner. We and our collaborative partners have experienced some manufacturing difficulties. Product supply interruptions could significantly delay clinical development of our potential products, reduce third party or clinical researcher interest and support of proposed clinical trials, and possibly delay commercialization and sales of these products. Manufacturing difficulties can even interrupt the supply of marketed products, thereby reducing revenues and risking loss of market share.

        We do not have experience in manufacturing commercial supplies of our potential products, nor do we currently have sufficient facilities to manufacture our potential products on a commercial scale. To obtain regulatory approvals and to create capacity to produce our products for commercial sale at an acceptable cost, we will need to improve and expand our existing manufacturing capabilities. We are currently improving our existing manufacturing plant in order to manufacture initial commercial supplies of certain products, including Zenapax. Our ability to file for, and to obtain, regulatory approvals for such products, as well as the timing of such filings, will depend on our ability to successfully improve our existing manufacturing plant. We may be unable to do so, or to obtain regulatory approval or to successfully produce commercial supplies on a timely basis. Failure to do so could delay commercialization of our products.

        In addition, we have begun construction of a new commercial manufacturing plant. As we implement these plans, we will incur substantial costs. Any construction or other delays could impair our ability to obtain necessary regulatory approvals and to produce adequate commercial supplies of our potential products on a timely basis. Failure to do so could delay commercialization of some of our products and could impair our competitive position.

Our revenue may be adversely affected by competition and rapid technological change.

        Potential competitors have developed and are developing human and humanized antibodies or other compounds for treating autoimmune and inflammatory diseases, transplantation, asthma and cancers. In addition, a number of academic and commercial organizations are actively pursuing similar technologies, and several companies have developed or may develop technologies that may compete with our SMART antibody technology. Competitors may succeed in more rapidly developing and marketing technologies and products that are more effective than our products or that would render our products or technology obsolete or noncompetitive. Our collaborative partners may also independently develop products that are competitive with products that we have licensed to them. This could reduce our revenues under our agreements with these partners.

        Any product that we or our collaborative partners succeed in developing and for which regulatory approval is obtained must then compete for market acceptance and market share. The relative speed with which we and our collaborative partners can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market compared to competitive companies will affect market success. In addition, the amount of marketing and sales resources and the effectiveness of the marketing used with respect to a product will affect its marketing success. For example, Novartis, which has a significant marketing and sales force directed to the transplantation market, has received approval to market Simulect, a product competitive with Zenapax, in the United States and Europe. Novartis has acquired a significant interest in Roche. We cannot predict the impact, if any, that this relationship may have on Roche's efforts to market Zenapax in the transplant market.

We may be unable to obtain or maintain regulatory approval for our products.

        All of our products in development are subject to risks associated with applicable government regulations. The manufacturing, testing and marketing of our products are subject to regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous FDA regulation. Additionally, other federal, state and local regulations govern the manufacture, testing, clinical and non-clinical studies to assess safety and efficacy, approval, advertising and promotion of pharmaceutical products. The process of obtaining approval for a new pharmaceutical product or for additional therapeutic indications within this regulatory framework requires a number of years and the expenditure of substantial resources. Companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in various stages of clinical trials, even in advanced clinical trials after promising results had been obtained in earlier trials.

        As part of the regulatory approval process, we must demonstrate the ability to manufacture the pharmaceutical product. Accordingly, the manufacturing process and quality control procedures must conform to rigorous guidelines in order to receive FDA approval. Pharmaceutical product manufacturing establishments are subject to inspections by the FDA and local authorities as well as inspections by authorities of other countries. To supply pharmaceutical products for use in the United States, foreign manufacturing establishments must comply with these FDA approved guidelines. These foreign manufacturing establishments are subject to periodic inspection by the FDA or by corresponding regulatory agencies in these countries under reciprocal agreements with the FDA. Moreover, pharmaceutical product manufacturing facilities may also be regulated by state, local and other authorities.

        For the marketing of pharmaceutical products outside the United States, we and our collaborative partners are subject to foreign regulatory requirements and, if the particular product is manufactured in the United States, FDA and other US export provisions. Requirements relating to the manufacturing, conduct of clinical trials, product licensing, promotion, pricing and reimbursement vary widely in different countries. Difficulties or unanticipated costs or price controls may be encountered by us or our licensees or marketing partners in our respective efforts to secure necessary governmental approvals. This could delay or prevent us, our licensees or our marketing partners from marketing potential pharmaceutical products.

        Both before and after approval is obtained, a biologic pharmaceutical product, its manufacturer and the holder of the BLA for the pharmaceutical product are subject to comprehensive regulatory oversight. The FDA may deny approval to a BLA if applicable regulatory criteria are not satisfied. Moreover, even if regulatory approval is granted, such approval may be subject to limitations on the indicated uses for which the pharmaceutical product may be marketed. Further, regulatory approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems with the pharmaceutical product occur following approval. In addition, under a BLA, the manufacturer continues to be subject to facility inspection and the applicant must assume responsibility for compliance with applicable pharmaceutical product and establishment standards. Violations of regulatory requirements at any stage may result in various adverse consequences, which may include, among other adverse actions, withdrawal of the previously approved pharmaceutical product or regulatory approvals and/or the imposition of criminal penalties against the manufacturer and/or BLA holder.

Manufacturing changes may result in delays in obtaining regulatory approval or marketing for our products.

        Manufacturing of antibodies for use as therapeutics in compliance with regulatory requirements is complex, time-consuming and expensive. If we make changes in the manufacturing process, we may be required to demonstrate to the FDA and corresponding foreign authorities that the changes have not caused the resulting drug material to differ significantly from the drug material produced. Additionally, when we assume responsibility for manufacturing Zenapax, we will be required to demonstrate that the material previously manufactured by Roche does not differ significantly from the material we produce at our manufacturing facilities. Showing comparability between the material we produce before and after manufacturing changes, and in the case of Zenapax, between the material produced by Roche and the drug material produced by us, is particularly important if we want to rely on results of prior preclinical studies and clinical trials performed using the previously produced drug material. Depending upon the type and degree of differences between the newer and older drug material, and, in the case of Zenapax, between our material and the Roche material, we may be required to conduct additional animal studies or human clinical trials to demonstrate that the newly produced drug material is sufficiently similar to the previously produced drug material. We have made manufacturing changes and are likely to make additional manufacturing changes for the production of our products currently in clinical development. These manufacturing changes or an inability to immediately show comparability between the Roche material and our material could result in delays in development or regulatory approvals or in reduction or interruption of commercial sales and could impair our competitive position.

Our business may be harmed if we cannot obtain sufficient quantities of raw materials.

        We depend on outside vendors for the supply of raw materials used to produce our product candidates. Once a supplier's materials have been selected for use in our manufacturing process, the supplier in effect becomes a sole or limited source of that raw material due to regulatory compliance procedures. If the third party suppliers were to cease production or otherwise fail to supply us with quality raw materials and we were unable to contract on acceptable terms for these services with alternative suppliers, our ability to produce our products and to conduct preclinical testing and clinical trials of product candidates would be adversely affected. This could impair our competitive position.

We may be subject to product liability claims, and our insurance coverage may not be adequate to cover these claims.

        We face an inherent business risk of exposure to product liability claims in the event that the use of products during research and development efforts or after commercialization results in adverse effects. This risk will exist even with respect to any products that receive regulatory approval for commercial sale. While we have obtained liability insurance for our products, it may not be sufficient to satisfy any liability that may arise. Also, adequate insurance coverage may not be available in the future at acceptable cost, if at all.

We may incur significant costs in order to comply with environmental regulations or to defend claims arising from accidents involving the use of hazardous materials.

        We are subject to federal, state and local laws and regulations governing the use, discharge, handling and disposal of materials and wastes used in our operations. As a result, we may be required to incur significant costs to comply with these laws and regulations. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any resulting damages and incur liabilities which exceed our resources. In addition, we cannot predict the extent of the adverse effect on our business or the financial and other costs that might result from any new government requirements arising out of future legislative, administrative or judicial actions.

Changes in the US and international health care industry could adversely affect our revenues.

        The US and international health care industry is subject to changing political, economic and regulatory influences that may significantly affect the purchasing practices and pricing of pharmaceuticals. Cost containment measures, whether instituted by health care providers or imposed by government health administration regulators or new regulations, could result in greater selectivity in the purchase of drugs. As a result, third-party payors may challenge the price and cost effectiveness of our products. In addition, in many major markets outside the United States, pricing approval is required before sales can commence. As a result, significant uncertainty exists as to the reimbursement status of approved health care products.

        We may not be able to obtain or maintain our desired price for our products. Our products may not be considered cost effective relative to alternative therapies. As a result, adequate third-party reimbursement may not be available to enable us to maintain prices sufficient to realize an appropriate return on our investment in product development. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as health maintenance organizations, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices, reduced reimbursement levels and diminished markets for our products. These factors will also affect the products that are marketed by our collaborative partners.

Our common stock price is volatile and an investment in our company could decline in value.

        Market prices for securities of biotechnology companies, including ourselves, have been highly volatile so that investment in our securities involves substantial risk. Additionally, the stock market from time to time has experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The following are some of the factors that may have a significant effect on the market price of our common stock:

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  developments or disputes as to patent or other proprietary rights;

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  disappointing sales of approved products;

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  approval or introduction of competing products and technologies;

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  results of clinical trials;

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  failures or unexpected delays in obtaining regulatory approvals or unfavorable FDA advisory panel recommendations;

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  delays in manufacturing or clinical trial plans;

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  fluctuations in our operating results;

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  disputes or disagreements with collaborative partners;

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  market reaction to announcements by other biotechnology or pharmaceutical companies;

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  announcements of technological innovations or new commercial therapeutic products by us or our competitors;

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  initiation, termination or modification of agreements with our collaborative partners;

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  loss of key personnel;

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  litigation or the threat of litigation;

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  public concern as to the safety of drugs developed by us;

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  sales of our common stock held by collaborative partners or insiders;

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  comments and expectations of results made by securities analysts; and

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  general market conditions.

        If any of these factors causes us to fail to meet the expectations of securities analysts or investors, or if adverse conditions prevail or are perceived to prevail with respect to our business, the price of the common stock would likely drop significantly. A significant drop in the price of a company's common stock often leads to the filing of securities class action litigation against the company. This type of litigation against us could result in substantial costs and a diversion of management's attention and resources.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.

        Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future and we may make changes in our accounting policies in the future. Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for companies such as ours and insurance costs are increasing as a result of this uncertainty and other factors. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Prior and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

        In April 2003, we completed the acquisition of a privately owned company, Eos Biotechnology, Inc. We expect to continue to review opportunities to acquire other businesses, products or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. In our acquisition of Eos, we issued stock as all of the consideration, and we may be obligated to release additional shares from escrow. The issuance of stock in these and any future transactions will dilute stockholders' percentage ownership.

        Other risks associated with acquiring the operations of other companies include:

  •
  problems assimilating the purchased operations, technologies or products;

  •
  unanticipated costs associated with the acquisition;

  •
  diversion of management's attention from our existing business;

  •
  the potential loss of key collaborators of the acquired companies;

  •
  lack of synergy, or the inability to realize expected synergies, resulting from the acquisition;

  •
  adverse effects on existing relationships with other third party business partners;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  potential loss of key employees of acquired organizations.

        We cannot assure that we would be successful in overcoming problems encountered in connection with such acquisitions, and our inability to do so could significantly harm our business. In addition, to the extent that the economic benefits associated with such acquisitions diminish in the future, we may be required to record write downs of goodwill, intangible assets or other assets associated with such acquisitions.

RISKS RELATED TO THE NOTES

We have substantial outstanding indebtedness, which could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

        In connection with our sale of the notes in July 2003, we incurred $250.0 million of indebtedness, set to mature in August 2023. On November 3, 2003, we redeemed all of our outstanding 5.50% notes, due February 15, 2007, in the aggregate principal amount of $150.0 million. On a pro forma basis, taking into account the redemption of the outstanding 5.50% notes, our total consolidated long-term debt as of September 30, 2003 was approximately $260.2 million and constituted approximately 33% of our total pro forma capitalization as of such date. The indenture relating to the notes does not restrict our ability to incur additional indebtedness, including debt that is senior to the notes.

        The degree to which we are leveraged could have important consequences, because:

  •
  it could affect our ability to satisfy our obligations under the notes;

  •
  a substantial portion of our cash flow from operations will be required to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisition or general corporate or other purposes;

  •
  our ability to obtain additional financing in the future may be impaired;

  •
  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

  •
  our flexibility in planning for, or reacting to, changes in our business and industry may be limited; and

  •
  it may make us more vulnerable in the event of a downturn in our business, our industry or the economy in general.

        Our ability to make payments on and, if necessary, to refinance our debt, including the notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, business, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we would be able to refinance any of our debt, including the notes, on commercially reasonable terms or at all.

The notes are subordinated to our senior indebtedness and are effectively subordinated to all liabilities of our subsidiaries.

        The notes are junior in right of payment to all of our existing and future senior indebtedness and are effectively subordinated to all liabilities of our subsidiaries, including trade payables. However, payment to the holders of the notes from the proceeds of the US government securities pledged to the trustee as security for the exclusive ratable benefit of the holders of the notes, as described under "Description of notes—Security," will not be subordinated to any senior indebtedness or subject to the subordination restrictions described in this prospectus. As of September 30, 2003, on a pro forma basis giving effect to our redemption of the outstanding 5.50% notes in an aggregate principal amount of

$150.0 million as if it had occurred as of September 30, 2003, we had approximately $10.2 million of consolidated indebtedness that would rank pari passu to the notes and our subsidiaries had approximately $8.6 million of indebtedness and other obligations that would effectively rank senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries, nor does it restrict the issuance of liens on our property. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes, and, as a result, the notes are effectively subordinated to all indebtedness and other obligations of our subsidiaries with respect to our subsidiaries' assets. By reason of such subordination, except as described in "Description of Notes—Security," in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of notes—Subordination of notes."

We may not have the ability to raise the funds to repurchase the notes on the repurchase date or to finance any repurchase offer required by the indenture.

        On each of August 16, 2010, August 16, 2013 and August 16, 2018, holders may require us to repurchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, such date. For notes to be repurchased on August 16, 2010, we must pay for the repurchase in cash, and we may pay for the repurchase of notes to be repurchased on August 16, 2013 and August 16, 2018, at our option, in cash, shares of our common stock or a combination of cash and shares of our common stock. In addition, if a repurchase event occurs (as defined in the indenture), each holder of the notes may require us to repurchase all or a portion of the holder's notes. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities. In addition, the terms of any agreements related to borrowing which we may enter into from time to time may prohibit or limit our repurchase of notes or make our repurchase of notes an event of default under certain circumstances. If a repurchase event occurs at a time when a credit agreement prohibits us from purchasing the notes, we could seek the consent of the lender to purchase the notes or could attempt to refinance the debt covered by the credit agreement. If we do not obtain a consent, we may not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might also constitute a default under the terms of our other debt. In such circumstances, or if a repurchase event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture may limit or prohibit payments to you. See "Description of notes—Purchase of notes by us at the holder's option" and "Description of notes—Holders may require us to repurchase their notes upon a repurchase event."

        The term "repurchase event" is limited to certain specified transactions and may not include other events that might harm our financial condition or the value of our securities. Our obligation to purchase the notes upon a repurchase event would not necessarily afford holders of notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. See "Description of notes—Purchase of notes by us at the holder's option" and "Description of notes—Consolidation, merger and sale of assets."

We have made only limited covenants in the indenture, which may not protect your investment if we experience significant adverse changes in our financial condition or results of operations.

        The indenture governing the notes does not:

  •
  require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity and, therefore, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our ability or the ability of any of our subsidiaries to incur additional indebtedness that is senior to or equal in right of payment to the notes;

  •
  restrict our ability or that of our subsidiaries to issue securities that would be senior to the common stock of our subsidiaries;

  •
  restrict our ability to pledge our assets or those of our subsidiaries; or

  •
  restrict our ability to make investments or to pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

        Therefore, you should not consider the covenants contained in the indenture as a significant factor in evaluating whether we will be able to comply with our obligations under the notes.

Volatility in the market price of our common stock may adversely affect the trading price of the notes.

        The market price of our common stock has experienced, and may continue to experience, substantial volatility. Over the past eight quarters, the market price of our common stock has ranged from a low of $6.85 per share in March 2003 to a high of $40.57 per share (on a split-adjusted basis) in December 2001.

        Because the notes are convertible into shares of our common stock, volatility in the price of our common may adversely affect the trading price of the notes. In addition, holders who receive common stock upon conversion of their notes will also be subject to the risk of volatility and depressed prices of our common stock.

        Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, among other things:

  •
  current events affecting the political, economic and social situation in the United States and other countries where we operate;

  •
  trends in our industry and the market in which we operate;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and stock price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of blocks of our common stock.

        In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our stock regardless of our operating performance. Sales of substantial amounts of shares of our common stock in the public market after this offering, including issuances by us, or the perception that those sales or issuances may occur, could cause the market price of our common stock to decline. Furthermore, if holders elect to require us to purchase their notes on August 16, 2013 or August 16, 2018 and we elect to pay all or a portion of the purchase price in shares of our common stock, this may cause substantial dilution to our stockholders and may depress the price of our common stock and the notes. These factors, among others, could significantly depress the trading price of the notes and the price of the our common stock issued upon conversion of the notes.

You may not be able to resell the notes or the common stock issuable upon conversion.

        We have agreed to keep the shelf registration statement, of which this prospectus constitutes a part, continuously effective under the Securities Act until such time as these are no longer any registrable securities covered thereby. Although we are obligated to register resales of the notes and the common stock issuable upon the conversion of the notes under the Securities Act for a limited period of time, we cannot assure you as to the ability of holders to sell their notes or the common stock issuable upon conversion of the notes or that the registration statement will be available to holders at all times. In addition, selling security holders may be subject to certain restrictions and potential liability under the Securities Act.

Illiquidity and the absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

        There is no established trading market for the notes. We have been informed by the initial purchasers that they intend to make a market in the notes after the offering is completed. The initial purchasers may cease their market-making at any time without notice. Although the notes are designated for trading on The PORTAL Market, an active trading market for the notes may not develop or, if such market develops, it could be very illiquid. The relatively small size of the original issue ($250.0 million) could have a negative impact on the liquidity of the notes.

        Holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results, liquidity of the issue and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, liquidity of the issue, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by an securityholders of the notes or the shares of our common stock issuable upon conversion of the notes. See "Selling Securityholders."

PRICE RANGE OF COMMON STOCK

        Our common stock trades on The Nasdaq National Market under the symbol "PDLI." The following table sets forth for the periods indicated the high and low closing bid prices for our common stock as quoted on The Nasdaq National Market. On October 9, 2001, we effected a two-for-one stock split of our common stock in the form of a dividend of one share of Protein Design Labs, Inc. common stock for each share held at the close of business on September 18, 2001. Our stock began trading on a split-adjusted basis as of October 10, 2001.

	High	Low
2001
First Quarter	$42.25	$17.38
Second Quarter	45.20	17.47
Third Quarter	42.09	20.48
Fourth Quarter	40.56	23.43
2002
First Quarter	$31.48	$14.93
Second Quarter	20.02	8.95
Third Quarter	13.54	8.30
Fourth Quarter	9.82	7.43
2003
First Quarter	$9.90	$6.98
Second Quarter	18.91	7.49
Third Quarter	15.77	10.81
Fourth Quarter (through December 9)	17.03	12.53

        On December 9, 2003, the closing bid price quoted on The Nasdaq National Market for the common stock was $15.86 per share. On December 8, 2003, there were approximately 242 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

DIVIDEND POLICY

        We have never paid any cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

        The following summary is qualified by the more detailed information and historical consolidated financial statements, including the notes to those financial statements, appearing in the computation table found in Exhibit 12.1, appearing elsewhere, or incorporated by reference in this prospectus.

	Years Ended					Nine Months Ended September 30, 2003
	1998	1999	2000	2001	2002
Ratio of earnings to fixed charges	N/A	N/A	1.07	1.26	N/A	N/A

DESCRIPTION OF NOTES

        We issued the 2.75% Convertible Subordinated Notes due 2023 under an indenture dated as of July 14, 2003, between us and J.P. Morgan Trust Company, National Association, as trustee. The following summary of the terms of the notes, the indenture and the registration rights agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of these documents. We will provide copies of the indenture and the registration rights agreement to prospective investors upon request, and they are also available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the notes. For purposes of this summary, the terms "Protein Design Labs," "we," "us" and "our" refer only to Protein Design Labs, Inc. and not to any of its subsidiaries. References to "interest" shall be deemed to include "liquidated damages," unless the context otherwise requires.

GENERAL

        Except as described under "—Security," the notes constitute unsecured indebtedness and are subordinated in right of payment to our senior indebtedness as described under "—Subordination of notes." The notes are convertible into our common stock as described under "—Conversion Rights." Under the circumstances described under "—Holders may require us to repurchase their notes upon a repurchase event" and "—Purchase of notes by us at the holder's option," a holder may require us to purchase notes prior to maturity or redemption. The notes will be limited to $250,000,000 aggregate principal amount. Interest on the notes will be payable semi-annually on February 16 and August 16 of each year, with the first interest payment to be made on February 16, 2004, at the rate of 2.75% per annum, to the persons who are registered holders of the notes at the close of business on the preceding February 1 and August 1, respectively. Unless previously redeemed, repurchased or converted, the notes will mature on August 16, 2023. If any payment date with respect to the notes falls on a day that is not a business day, we will make that payment on the next succeeding business day. The payment made on the next succeeding business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

        The notes may be issued only in denominations of $1,000 and integral multiples thereof. Payments in respect of the notes represented by the global securities will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global securities. With respect to any notes subsequently issued in certificated form, we will make payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder's registered address.

        Holders may convert notes at the office of the conversion agent and may present notes for registration of transfer at the office of the registrar for the notes. The conversion agent and registrar for the notes initially will be the trustee. Interest on the notes will be paid on the basis of a 360-day year of twelve 30-day months. No sinking fund is provided for the notes. The indenture does not contain any financial covenants and does not limit our ability to incur additional indebtedness (including senior indebtedness), pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except, and only to the limited extent, as described under "—Holders may require us to repurchase their notes upon a repurchase event" and "—Consolidation, merger and sale of assets."

SECURITY

        On July 14, 2003, the closing date of the offering, we purchased US government securities in an aggregate amount equal to $20.7 million which is sufficient to provide for payment in full of the first six scheduled interest payments on the notes when due. The US government securities have been pledged to the trustee as security for the notes and for the exclusive ratable benefit of the holders of the notes (and not for the benefit of our other creditors) and will be held and invested by the trustee in accordance with the terms of the pledge agreement that we have entered into with the trustee. We refer to payments on the notes derived from the pledged US government securities as "permitted payments" in this prospectus. The US government securities have been pledged to the trustee for the exclusive ratable benefit of the holders of the notes, which is held by the trustee in a pledge account in accordance with a pledge agreement dated as of July 14, 2003 between Protein Design Labs and J.P. Morgan Trust Company in its capacity as trustee and a control agreement dated as of July 14, 2003 by and among Protein Design Labs and J.P. Morgan in its capacity as trustee and J.P. Morgan Chase Bank in its capacity as securities intermediary and depository bank. Immediately prior to each of the first six interest payment dates, the trustee will release from the pledge account proceeds sufficient to pay interest then due on the notes. We may also make additional payments to the trustee to ensure that sufficient funds are available to pay interest then due on the notes, if necessary. A failure to pay interest on the notes when due through the first six scheduled interest payment dates will constitute an event of default under the indenture. The pledged US government securities and the pledge account will also secure, to the extent available, the repayment of the principal amount on the notes. If prior to August 16, 2006:

  •
  an event of default under the notes or the indenture occurs and is continuing; and

  •
  the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding accelerate the notes by declaring the principal amount of the notes plus accrued and unpaid interest to be immediately due and payable (by written consent, at a meeting of holders of the notes or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, or that of any of our significant subsidiaries, upon which the notes will be accelerated automatically, then the proceeds from the pledged US government securities will be promptly released for payment to the holders of the notes, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

  •
  first, to any accrued and unpaid interest on the notes; and

  •
  second, to the extent available, to the repayment of a portion of the principal amount of the notes.

        If an event of default is not cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will be able to accelerate the notes as a result of that event of default. For example, if the first two interest payments were made when due but the third interest payment was not made when due and the holders of the notes promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming the automatic stay provisions of bankruptcy law are not applicable and the proceeds of the pledged US government securities are promptly distributed from the pledge account:

  •
  an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as payment for accrued interest; and

  •
  the balance of the proceeds of the pledge account would be distributed as payment for a portion of the principal amount of the notes.

        In addition, holders would have an unsecured claim against us for the remainder of the principal amount of their notes.

        Once we make the first six scheduled interest payments on the notes, all of the remaining pledged US government securities and cash, if any, will be released to us from the pledge account, and the notes will thereafter be unsecured.

CONVERSION RIGHTS

        Holders of notes are entitled, at any time after the initial issuance of the notes and before the close of business on the date of maturity, subject to prior repurchase, to convert the notes or portions thereof (if the portions are $1,000 or whole multiples thereof) into 49.6618 shares of our common stock per $1,000 of principal amount of notes, subject to adjustment as described below. This rate results in an initial conversion price of approximately $20.14 per share. We will not issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based on the market price of the common stock on the last trading day prior to the conversion date.

        If a note is converted after the close of business on a record date for the payment of interest and prior to the next succeeding interest payment date, notes submitted for conversion must be accompanied by funds equal to the interest payable to the registered holder on the interest payment date on the principal amount of such notes submitted for conversion. We will then make the interest payment due on the interest payment date to the registered holder of the note on the record date. Notwithstanding the foregoing, any notes submitted for conversion need not be accompanied by any funds if they have been called for redemption.

        As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares. For a discussion of the tax treatment of a holder receiving common shares upon surrendering notes for conversion, see "Certain US federal tax considerations—US holders—Conversion of the notes" and "Certain US federal tax considerations—Non-US holders—Conversion of the notes." We will adjust the conversion rate for:

  •
  dividends or distributions on shares of our common stock payable in shares of our common stock;

  •
  subdivisions, combinations or certain reclassifications of our common stock;

  •
  distributions to all or substantially all holders of our common stock of certain rights or warrants entitling them for a period of not more than 60 days to purchase common stock or securities convertible into common stock at a price per share less than the current market price at the time (provided, that the conversion rate will be readjusted to the extent the rights or warrants are not exercised prior to their expiration);

  •
  dividends or other distributions to all or substantially all holders of our common stock of shares of capital stock other than our common stock, evidences of indebtedness or other assets (other than cash dividends) or the dividend or other distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered above) to purchase our securities; provided, however, that if these rights or warrants are only exercisable upon the occurrence of specified triggering events, then the conversion rate will not be adjusted until the triggering events occur;

  •
  cash dividends or distributions to all or substantially all holders of our common stock; or

  •
  distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

        If we distribute cash in accordance with the fifth bullet point above, then the conversion rate will be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction whose numerator is the 10-day average closing sales price of a share of our common stock on the record date and whose denominator is the same price per share on the record date less the amount of the distribution. We will not adjust the conversion rate, however, if we make provision for holders of notes to participate in the transaction without conversion.

        No adjustment in the effective conversion rate will be required unless the adjustment would require a change of at least 1% in the then effective conversion price; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

        We may at any time increase the conversion rate by any amount for any period of time, provided that the then effective conversion price is not less than the par value of a share of our common stock, the period during which the increased rate is in effect is at least 20 days or such longer period as may be required by law and the increased rate is irrevocable during such period. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event. We are required to give at least 15 days' prior notice of any increase in the conversion rate.

        If we reclassify our common stock or are party to a consolidation, merger or binding share exchange, or a transaction involving the sale or other conveyance of all or substantially all of our assets, pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction. This calculation will be based on the assumption that the holder would not have exercised any rights of election that the holder would have had as a holder of common stock to select a particular type of consideration. Any such change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would be convertible into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law. Accordingly, there may be uncertainty as to whether the foregoing provision would apply to a sale or other conveyance of less than all of our assets.

        If we implement a stockholders' rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion. Except as stated above, the number of shares issuable on conversion will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right to purchase any of the foregoing.

        In the event of:

  •
  a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

  •
  an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to US federal income tax as a dividend. See "Certain US federal tax considerations—US holders—Adjustment to conversion price." A note for which a holder has delivered a notice, as described below, requiring its repurchase may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

REDEMPTION OF NOTES AT OUR OPTION

        Prior to August 16, 2008, we cannot redeem the notes. On or after August 16, 2008, we will have the option to redeem the notes, in whole or in part, on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at the holder's address in the security register for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to, but excluding, the redemption date. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date will be payable to the holder of record on the relevant record date and the redemption price will not include such interest payment.

        If we will redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF NOTES BY US AT THE HOLDER'S OPTION

        On each of August 16, 2010, August 16, 2013 and August 16, 2018 (each, a "purchase date"), a holder shall have the option to require us to purchase, at a price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, all or a portion of such holder's outstanding notes for which the holder has given, and not withdrawn, a written purchase notice, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day immediately preceding the purchase date. We will pay the purchase price for notes to be purchased on August 16, 2010 in cash. We will pay the purchase price for notes to be purchased on August 16, 2013 and August 16, 2018 in cash, shares of our common stock or a combination of cash and shares of our common stock, solely at our option, provided that we will pay any accrued and unpaid interest in cash. The number of shares of our common stock a holder will receive will equal the portion of the purchase price to be paid in shares of our common stock divided by the average of the closing sale price of our common stock for the 10 trading days immediately preceding, and including, the third business day immediately preceding the purchase date, subject to the provisions of the indenture. The closing sale price of our common stock used in this calculation will be adjusted appropriately in the event of a stock split, stock dividend or a subdivision or combination of our common stock or a similar event that occurs during such 10 trading days. Because this average closing sale price of our common stock is determined before the purchase date, holders bear the market risk that our common stock will decline in value between the date this average sale price is determined and the purchase date. Upon determining the actual number of shares of our common stock to be paid to purchase the notes, we will disseminate a press release through PR Newswire containing this information or publish the information on our website or through such other public medium as we may use at that time.

        Notwithstanding the above, we may not pay the purchase price in shares of our common stock, or a combination of cash and shares of our common stock, unless we satisfy certain conditions, as provided in the indenture, before the close of business on the business day immediately preceding the purchase date, including the following:

  •
  registering the shares of our common stock to be issued as payment for the notes to be purchased under the Securities Act;

  •
  qualifying the shares of our common stock to be issued as payment for the notes to be purchased under applicable state securities laws, if necessary; and

  •
  listing the shares of our common stock to be issued as payment for the notes to be purchased on a US national securities exchange or qualifying the shares for quotation on The Nasdaq National Market.

        For a discussion of the tax treatment of a holder receiving cash, shares of our common stock or a combination of cash and shares of our common stock, see "Certain US federal tax considerations."

        We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

  •
  the amount of the purchase price; and

  •
  the procedures that holders must follow to require us to purchase their notes.

        With respect to notes to be purchased on August 16, 2013 or August 16, 2018, the notice shall also state:

  •
  whether we will pay the purchase price of the notes in cash, shares of our common stock or a combination of cash and shares of our common stock, specifying the percentages of each; and

  •
  if we elect to pay with shares of our common stock, the method of calculating the price of our common stock.

        The purchase notice of holders electing to require us to purchase notes shall state:

  •
  the certificate numbers of the holder's notes to be delivered for purchase;

  •
  the portion of the principal amount of notes to be purchased, which must be an integral multiple of $1,000; and

  •
  that we are to purchase the notes pursuant to the applicable provisions of the notes.

        With respect to notes to be purchased on August 16, 2013 or August 16, 2018, the purchase notice shall also state:

  •
  in the event we elect, pursuant to our notice to holders described above, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied before the close of business on the business day immediately preceding the purchase date, whether the holder elects:

  •
  to withdraw the purchase notice as to some or all of the notes to which it relates, stating such amount to be so withdrawn, which amount must be an integral multiple of $1,000; or

  •
  to receive cash in respect of the entire purchase price for all notes subject to the purchase notice.

        If the holder fails to indicate the holder's choice with respect to the election described in the bullet point above, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice.

        A holder may withdraw a purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

  •
  the principal amount being withdrawn, which must be an integral multiple of $1,000;

  •
  the certificate numbers of the notes being withdrawn; and

  •
  the principal amount, if any, of the notes that remain subject to the purchase notice.

        In connection with any purchase offer, we will, if required:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  •
  file a Schedule TO or any other required schedule under the Exchange Act.

        Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable but in no event more than three business days after the later of the purchase date or the date the note is delivered.

        If the paying agent holds money and/or shares of our common stock, as applicable, sufficient to pay a note's purchase price on the purchase date in accordance with the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the note's holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

        We cannot assure you that we would have the financial resources, or would be able to arrange for financing, to pay the purchase price for all notes delivered by holders seeking to exercise the purchase right. Further, our payment of the purchase price could be prohibited under the indenture's subordination provisions or the terms of our existing or future indebtedness. Our failure to purchase the notes when required would result in an event of default with respect to the notes. Such event of default may, in turn, cause a default under our senior indebtedness. For more details, see "Subordination of notes."

        We will not be able to purchase the notes at the holders' option if an event of default exists with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A REPURCHASE EVENT

        If a repurchase event (as described below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder's notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes tendered, plus any accrued and unpaid interest to, but excluding, the repurchase date. We will be required to repurchase the notes no later than 30 days after notice of a repurchase event has been mailed as described below. We refer to this date as the "repurchase date."

        Within 15 days after the occurrence of a repurchase event, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the repurchase event, which notice must state, among other things:

  •
  the events causing the repurchase event;

  •
  the date of such repurchase event;

  •
  the last date on which a holder may exercise the repurchase right;

  •
  the repurchase price;

  •
  the repurchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the conversion rate and any adjustments to the conversion rate that will result from the repurchase event;

  •
  that notes with respect to which a repurchase notice is given by a holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the indenture; and

  •
  the procedures that holders must follow to exercise these rights.

        To exercise this right, the holder must transmit to the paying agent a written repurchase notice, and the paying agent must receive it no later than the close of business on the business day immediately preceding the repurchase date. The notice must state:

  •
  the certificate numbers of the notes to be delivered by the holder, if applicable;

  •
  the portion of the principal amount of notes to be repurchased, which portion must be an integral multiple of $1,000; and

  •
  that such notes are being tendered for repurchase pursuant to the repurchase event repurchase provisions of the indenture.

        A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

  •
  the principal amount of notes being withdrawn, which must be an integral multiple of $1,000;

  •
  the certificate numbers of the notes being withdrawn, if applicable; and

  •
  the principal amount, if any, of the notes that remain subject to a repurchase notice.

        Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

        If the paying agent holds money sufficient to pay a note's repurchase price on the repurchase date in accordance with the indenture, then, immediately after the repurchase date, the note will cease to be outstanding, and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the note's holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

        A "repurchase event" shall be deemed to have occurred upon the occurrence of either a "change in control" or a "termination of trading."

        A "change in control" will be deemed to have occurred at such time as:

  •
  any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors ("voting stock");

  •
  at any time the following persons cease for any reason to constitute a majority of our board of directors:

  •
  individuals who on the issue date of the notes constituted our board of directors; and

  •
  any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of the directors then still in office who were directors on the issue date of the notes or whose election or nomination for election was previously so approved;

  •
  we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned," directly or indirectly, the shares of our voting stock immediately prior to such transaction, "beneficially own," directly or indirectly, immediately after such transaction, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation;

  •
  the sale, lease, transfer or other conveyance or disposition of all or substantially all of our assets or property to any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

  •
  we are liquidated or dissolved, or our stockholders approve any plan or proposal for our liquidation or dissolution.

        However, a change in control will not be deemed to have occurred if:

  •
  the closing sales price of our common stock for each of any five trading days during the 10 trading days immediately preceding the change in control is equal to at least 105% of the conversion price in effect on such trading day;

  •
  in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' or appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a US national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock; or

  •
  in the case of a qualifying foreign merger (as described under "—Consolidation, merger and sale of assets"), all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters' or appraisal rights) in the qualifying foreign merger constituting the change in control consists of common stock or American Depository Shares representing such common stock traded on a US national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock or American Depository Shares.

        There is no precise, established definition of the term "all or substantially all of our assets" under applicable law. Accordingly, there may be uncertainty as to whether the foregoing provisions would apply to a sale or other conveyance of less than all of our assets.

        A "termination of trading" shall occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a US national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States. A "termination of trading" shall not be deemed to have occurred solely by reason of our having engaged in a qualifying foreign merger, so long as, immediately after such merger, the holders shall have the right to convert their notes solely into common stock or American Depository Shares representing such common stock traded on a US national securities exchange or quoted on The Nasdaq

National Market, until such time as the common stock or American Depository Shares on such common stock into which the notes are solely convertible are no longer so traded or quoted.

        We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all notes delivered by holders seeking to exercise the repurchase right. Further, our payment of the repurchase price could be prohibited under the indenture's subordination provisions or the terms of our existing or future indebtedness. Our failure to repurchase the notes when required would result in an event of default with respect to the notes, whether or not such repurchase is permitted by the subordination provisions. Such event of default may, in turn, cause a default under our senior indebtedness. For more details, see "Subordination of notes." We will not be able to repurchase the notes for cash at the holders' option if an event of default exists with respect to the notes, other than a default in the payment of the repurchase price with respect to such notes.

        In connection with any repurchase event offer, we will to the extent applicable:

  •
  comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

  •
  file a Schedule TO or any other required schedule under the Exchange Act.

        The notes' repurchase feature would not necessarily protect holders of the notes from the adverse effects on them of highly leveraged or other transactions involving us. In addition, the repurchase feature of the notes may in certain circumstances make more difficult or discourage our takeover. We are not aware, however, of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise.

SUBORDINATION OF NOTES

        The payment of principal of, and premium, if any, and liquidated damages, if any, and interest on, the notes, other than permitted payments, is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all senior indebtedness, whether outstanding on the date of the indenture or thereafter incurred. Except for permitted payments, the notes also are effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations, if any.

        In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relating to us or to our assets, or any liquidation, dissolution or other winding-up of us, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshaling of our assets or liabilities, the senior indebtedness must be paid in full in cash or cash equivalents, or provision must be made for such payment in full, before any payment or distribution of any kind or character on account of principal of, or premium, if any, or liquidated damages, if any, or interest on, the notes is made.

        No payment or distribution of any of our assets of any kind or character, whether in cash, property or securities, other than permitted payments, may be made by us or on our behalf on account of the principal of, or premium, if any, liquidated damages, if any, or interest on, the notes or on account of the redemption, repurchase or other acquisition of notes, upon the occurrence of any payment default in respect of designated senior indebtedness until such payment default has been cured or waived in writing or has ceased to exist or such designated senior indebtedness has been discharged or paid in full in cash or cash equivalents. A "payment default" means a default in payment, whether at scheduled maturity, upon a scheduled installment, by acceleration or otherwise, of principal of, or premium, if any, or interest on, designated senior indebtedness beyond any applicable grace period. "Designated senior indebtedness" means our obligations under any particular senior indebtedness that expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

        No payment or distribution of any of our assets of any kind or character, whether in cash, property or securities, other than permitted payments, may be made by us or on our behalf on account of principal of, or premium, if any, liquidated damages, if any, or interest on, the notes or on account of the redemption, repurchase or other acquisition of notes for the period specified below (a "payment blockage period"), upon the occurrence of any default or event of default with respect to any designated senior indebtedness, other than a payment default, pursuant to which maturity thereof may be accelerated (a "non-payment default") and receipt by the trustee of written notice thereof from us or a representative of holders of such designated senior indebtedness (a "payment blockage notice"). A payment blockage period will commence on the date that the trustee receives written notice from us or a representative of holders of the designated senior indebtedness to which the non-payment default relates, and shall end on the earliest of:

  •
  179 days thereafter, provided that the designated senior indebtedness to which the non-payment default relates has not theretofore been accelerated;

  •
  the date on which such non-payment default is cured or waived or ceases to exist;

  •
  the date on which such designated senior indebtedness is discharged or paid in full; or

  •
  the date on which such payment blockage period shall have been terminated by written notice to the trustee from the representative initiating such payment blockage period,

after which we will resume making any and all required payments in respect of the notes, including any missed payments. Not more than one payment blockage period may be commenced during any period of 365 consecutive days. No non-payment default that existed or was continuing on the date a payment blockage period started can be the basis for the commencement of a subsequent payment blockage period, unless such non-payment default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial payment blockage period.

        By reason of the foregoing subordination provisions, funds which would otherwise be payable to holders of the notes may be paid over to holders of senior indebtedness. As a result of the subordination provisions, holders of notes may recover less, ratably, than holders of senior indebtedness.

        The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Our right to receive the assets of any of our subsidiaries upon its liquidation or reorganization, and the consequent right of the holders of the notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in such subsidiary's assets and any indebtedness of such subsidiary that is senior to that held by us.

        Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, our subsidiaries' payment of dividends and making of loans and advances to us may be subject to statutory, contractual or other restrictions and would depend upon their earnings or financial condition and would be subject to various business considerations. As a result, we may be unable to gain access to our subsidiaries' cash flow and assets.

        The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee. Also, it does not limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

        "Senior indebtedness" is defined in the indenture as all "indebtedness" (as defined below) of ours outstanding at any time, except (i) the notes, (ii) indebtedness that by its terms provides that it is not "senior" in right of payment to the notes and (iii) indebtedness that by its terms provides that it is "pari passu" or "junior" in right of payment to the notes. Senior indebtedness does not include indebtedness for trade payables or any account payable or other accrued current liability or obligation we incur in the ordinary course of business in connection with the obtaining of materials or services. In addition, senior indebtedness does not include our indebtedness to any of our subsidiaries, except for amounts due under our lease agreement with Fremont Holding L.L.C., our wholly-owned subsidiary.

        "Indebtedness" of any person is defined as the principal of, premium, if any, and interest on, and all other obligations in respect of:

          (a)   all of such person's indebtedness for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities);

          (b)   all obligations (other than trade payables) such person incurs in acquiring (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) any business, real property or other assets;

          (c)   all of such person's reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person;

          (d)   all of such person's capital lease obligations and facility leases between such person as lessee and a subsidiary of such person as lessor;

          (e)   all of such person's net obligations under interest rate swap, currency exchange or similar agreements to which it is a party;

          (f)    all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed-upon residual value of the leased property, including such person's obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed-upon residual value of the leased property to the lessor;

          (g)   guarantees by such person of indebtedness described in clauses (a) through (f) of another person, pledges of any of such person's assets as security for another person's indebtedness; and

          (h)   all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation, guarantee, pledge or liability of the kind described in clauses (a) through (g).

CONSOLIDATION, MERGER AND SALE OF ASSETS

        The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to another person (whether in a single transaction or series of related transactions), unless, among other things:

  •
  the resulting, surviving or transferee person is (A) a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia, or (B) a corporation, limited liability company, partnership or trust organized and existing under the laws of a jurisdiction outside the United States; provided, however, that in the case of a transaction where the resulting, surviving or transferee person is organized under the laws of a foreign jurisdiction, we may not consummate the transaction unless (v) such person has common stock or American Depository Shares representing such common stock traded on a national securities exchange in the United States or quoted on The Nasdaq National Market; (w) such person has a worldwide total market capitalization of its equity securities (before giving effect to such consolidation, merger or disposition) of at least $5 billion; (x) such entity has consented to service of process in the United States; (y) we have made provision for the satisfaction of our obligations to repurchase notes following a repurchase event, if any; and (z) we have obtained an opinion of tax counsel experienced in such matters to the effect that, under the then-existing US federal tax laws, there would be no material adverse tax consequences to holders of the notes resulting from such transaction (we refer to a transaction that satisfies these conditions as a "qualifying foreign merger" in this prospectus);

  •
  such person assumes all of our obligations under the notes and the indenture; and

  •
  we or such successor person shall not immediately thereafter be in default under the indenture.

        Upon the assumption of our obligations by such a person in such circumstances, except in the case of a lease, we shall be discharged from all of our obligations under the notes and the indenture.

        Certain of the foregoing transactions could constitute a repurchase event permitting holders to require us to repurchase notes as described in "—Holders may require us to repurchase their notes upon a repurchase event."

EVENTS OF DEFAULT

        The following are events of default under the indenture:

  •
  if we fail to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a repurchase date with respect to a repurchase event or otherwise (even if such payment is prohibited by the indenture's subordination provisions);

  •
  if we fail to pay an installment of interest or liquidated damages, if any, on the notes, when due, if such failure continues for 30 days after the date when due (even if such payment is prohibited by the indenture's subordination provisions); provided, that a failure to make any of the first six scheduled interest payments on the notes within three business days of the applicable interest payment date will constitute an event of default with no additional grace or cure period;

  •
  if we fail to provide timely notice as described under "—Purchase of notes by us at the holder's option" or under "—Holders may require us to repurchase their notes upon a repurchase event";

  •
  if we fail to comply with any other term, covenant or agreement contained in the notes or the indenture and such failure continues for 60 days following notice to us by the trustee or to the trustee and us by holders of not less than 25% in aggregate principal amount of the notes then outstanding in accordance with the indenture;

  •
  if we fail to perform or observe any of our obligations under the pledge agreement (and related agreements), or if our representations and warranties set forth in such agreements fail to be true and correct, in all material respects, when deemed made;

  •
  if the pledge agreement ceases to be in full force and effect or enforceable in accordance with its terms;

  •
  failure by us or any of our subsidiaries to pay final judgments, the uninsured portion of which aggregates in excess of $10.0 million, which judgments are not paid, discharged or stayed, for a period of 30 days;

  •
  default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed, in the aggregate principal amount then outstanding of $15.0 million or more, or acceleration of any indebtedness for money borrowed in such aggregate principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default is not cured within 30 days after notice to us by the trustee or to the trustee and us by holders of not less than 25% in aggregate principal amount of notes then outstanding in accordance with the indenture; and

  •
  certain events of bankruptcy, insolvency or reorganization affecting us or any of our subsidiaries that is a "significant subsidiary" (as defined in Regulation S-X under the Exchange Act) or any group of subsidiaries of ours that in the aggregate would constitute a "significant subsidiary."

        If an event of default exists, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes plus accrued and unpaid interest, if any, on the notes through the date of such declaration to be immediately due and payable. In the case of certain events of default involving our bankruptcy, insolvency or reorganization, the principal amount of the notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event of default shall automatically become immediately due and payable.

        After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind such acceleration if all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived.

        Subject to the indenture's provisions relating to the trustee's duties, if an event of default exists, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless they have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee's indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

        No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

  •
  the holder has previously given the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

  •
  the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request within 60 days after such notice, request and offer.

        However, the above limitations do not apply to a holder's suit to enforce payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

        Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default and its consequences other than:

  •
  our failure to pay principal, premium, interest or liquidated damages on any note when due;

  •
  our failure to convert any note into common stock following delivery of a conversion notice; or

  •
  our failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

        We are required to promptly notify the trustee upon learning of any event of default. In addition, we are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

MODIFICATION AND WAIVER

        The indenture may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture. Notwithstanding the foregoing, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if it would:

  •
  change the stated maturity of the principal of, or the payment date of any installment of interest or liquidated damages payable on, any note;

  •
  reduce the principal amount of, or any premium or interest or liquidated damages on, any note;

  •
  reduce the amount of principal payable upon acceleration of the maturity of any note;

  •
  change the place or currency of payment of principal of, or any premium or interest on, any note;

  •
  impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

  •
  modify the provisions of the indenture relating to the right of the holders to require us to purchase notes at their option or upon a repurchase event, in a manner adverse to holders;

  •
  modify the subordination provisions in a manner adverse to the holders of notes;

  •
  adversely affect the holders' rights to convert notes other than as provided in the indenture;

  •
  reduce the percentage in principal amount of outstanding notes required to modify or amend any indenture provision;

  •
  reduce the percentage in principal amount of outstanding notes needed to waive compliance with certain provisions of the indenture or for waiver of certain defaults; or

  •
  modify the provisions of the indenture with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

        Without the holders' consent, we and the trustee may enter into supplemental indentures for any of the following purposes:

  •
  to evidence a successor to us and such successor's assumption of our obligations under the indenture and the notes;

  •
  to add to our covenants for the holders' benefit or to surrender any right or power conferred upon us;

  •
  to secure our obligations in respect of the notes;

  •
  to make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture;

  •
  to make any changes or modifications to the indenture needed in connection with the registration of the public offer and sale of the notes under the Securities Act pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act;

  •
  to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not adversely affect any holder's rights; or

  •
  to add or modify any other provisions which we and the trustee jointly deem necessary or desirable and which will not adversely affect any holder's rights.

        The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

  •
  waive our compliance with restrictive provisions of the indenture, as detailed in the indenture; and

  •
  waive any past default under the indenture and its consequences, except a default in the payment of principal of, or premium, interest or liquidated damages on, the notes or in the payments of the redemption price, the purchase price or the repurchase price or a default with respect to our obligation to deliver shares of common stock upon conversion of any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

DISCHARGE

        We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date, repurchase date or otherwise, cash sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF NOTES

        We are responsible for making all calculations called for under the notes. These calculations include determining the average market prices of the notes and of our common stock and amounts of interest payments payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on the holders. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

RULE 144A INFORMATION

        We have agreed in the indenture to furnish to the beneficial owners of the notes, and prospective purchasers of the notes designated by such beneficial owners, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act if, at any time while the notes or the common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act, we are not subject to the informational requirements of the Exchange Act.

REPORTS TO TRUSTEE

        We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

UNCLAIMED MONEY

        If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and paying agent shall notify us and shall pay the money back to us at our written request. Thereafter, holders of notes entitled to the money must look to us for payment, subject to applicable law, and all liability of the trustee and the paying agent shall cease.

PURCHASE AND CANCELLATION

        All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee for cancellation will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

        We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us, may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

        We will replace mutilated, destroyed, stolen or lost notes at the holder's expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

TRUSTEE AND TRANSFER AGENT

        The trustee for the notes is The J.P. Morgan Trust Company, National Association and has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes.

        The holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would use under the circumstances in the conduct of his or her own affairs. The trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity reasonably satisfactory to the trustee against any loss, liability, or expense.

        The transfer agent for our common stock is Mellon Investor Services, L.L.C.

LISTING AND TRADING

        The notes are eligible for trading on The PORTAL Market. Our common stock is listed on The Nasdaq National Market under the symbol "PDLI."

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

        The notes are issued in denominations of $1,000 and integral multiples thereof, in the form of global securities, as further provided below.

        The trustee is not required:

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  to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed, or

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  to register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not withdrawn, a repurchase notice or purchase notice, except, in the case of a partial redemption or repurchase, that portion of the notes not being redeemed or repurchased.

        See "—Global securities," "—Certificated securities" and "Notice to investors" for a description of additional transfer restrictions applicable to the notes.

        No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global securities

        Global securities have been deposited with the trustee as custodian for The Depository Trust Company (DTC) and registered in the name of DTC or a nominee for DTC.

        Except in the limited circumstances described below and in "—Certificated securities," holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

        The global securities have been accepted by DTC in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities are shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC's applicable procedures and the applicable procedures of its direct and indirect participants.

        Payments of principal and interest under each global security will be made to DTC's nominee as the registered owner of such global security. We expect that the nominee, upon receipt of any such payment, will immediately credit DTC participants' accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Certificated securities

        If DTC notifies us that it is unwilling or unable to continue as depositary for a global security and a successor depositary is not appointed by us within 90 days of such notice, or an event of default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global security for one or more certificated securities registered in the name of the owner of such beneficial interest, as identified by DTC.

Same-day settlement and payment

        The indenture requires that payments in respect of the notes represented by global securities be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to notes in certificated form, we will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder's registered address.

        The notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        The information described above concerning DTC has been obtained from sources that we believe to be reliable, but neither we nor the trustee take any responsibility for the accuracy thereof.

        Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, they are under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

        We and the initial purchasers have entered into a registration rights agreement dated as of July 14, 2003. Pursuant to the registration rights agreement, we have agreed to use our reasonable best efforts to keep a shelf registration statement continuously effective under the Securities Act until such time as there are no longer any registrable securities covered thereby.

        Notwithstanding the foregoing, we are permitted to prohibit offers and sales of registrable securities pursuant to the shelf registration statement for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period, under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a "suspension period"). "Registrable securities" means each note and any underlying share of common stock until the earlier of (x) the date on which such note or underlying share of common stock has been effectively registered under the Securities Act and disposed of pursuant to the shelf registration statement and (y) the date which is two years after the later of the date of original issue of such notes and the last date that we or any of our affiliates was the owner of such notes (or any predecessor thereto), or such other period of time as such note or underlying share of common stock may be resold without restriction pursuant to Rule 144(k) under the Securities Act or any successor provision thereto.

        Holders of registrable securities are required to deliver certain information to be used in connection with, and to be named as selling security holders in, the shelf registration statement in order to have their registrable securities included in the shelf registration statement. We have previously provided such holders a form of notice and questionnaire to be completed and delivered by each holder interested in selling securities pursuant to the shelf registration statement. Any holder that does not complete and deliver a questionnaire or provide the information required thereby will not be named as a selling securityholder in the registration statement, will not be permitted to sell any registrable securities held by such holder pursuant to the registration statement and will not be entitled to receive any of the liquidated damages described in the following paragraph. We cannot assure you that we will be able to maintain an effective and current registration statement as required.

        The absence of such a registration statement may limit a holder's ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

        If:

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  we fail, with respect to a holder that supplies the questionnaire described below after the effective date of the shelf registration statement, to supplement or amend the shelf registration statement, or file a new registration statement, in accordance with the terms of the registration rights agreement in order to add such holder as a selling securityholder; or

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  the shelf registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) which shall exceed 30 days in the aggregate in any three-month period or 90 days in the aggregate in any 12-month period,

(each such event referred to in the bullets above being referred to as a "registration default") we will pay liquidated damages to each holder of registrable securities included in the registration statement who has provided the required selling securityholder information to us (or in the case of the third bullet point above, the applicable holder(s)). The amount of liquidated damages payable during any period during which a registration default shall have occurred and be continuing is:

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  in the case of notes, at a rate per year equal to 0.25% for the first 90-day period, increasing with respect to each 90-day period thereafter by an additional 0.25%, up to a maximum rate per year of 0.75% of the aggregate principal amount of the notes, or

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  in the case of common stock issued upon conversion of the notes, at an equivalent rate based upon the conversion rate.

        So long as a registration default continues, we will pay additional liquidated damages in cash on February 16 and August 16 of each year to each holder of record of notes or shares of common stock issued upon conversion of the notes, as the case may be, and entitled to receive liquidated damages, on the immediately preceding February 1 or August 1, as the case may be. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

        The registration rights agreement provides that we will use our reasonable best efforts to cause the shelf registration statement to be effective until such time as all of the notes and underlying common stock cease to be registrable securities.

        A holder of registrable securities that does not provide us with a completed questionnaire or the information called for thereby prior to the date that is two business days before effectiveness of the shelf registration statement may thereafter provide us with a completed questionnaire, following which we will, as promptly as reasonably practicable, but in any event within five business days of such receipt (subject to certain qualifications set forth in the registration rights agreement), file a supplement to the prospectus relating to the registration statement or, if required, file a post-effective amendment or a new shelf registration statement in order to permit resales of such holder's registrable securities; provided, however, that if a post-effective amendment or a new registration statement is required in order to permit resales by holders seeking to include registrable securities in the registration statement following the effectiveness of the original shelf registration statement, we will not be required to file more than one post-effective amendment or new registration statement for such purpose in any 45-day period. We understand that the SEC may not permit selling securityholders to be added to the shelf registration statement after it is declared effective by means of a supplement to the prospectus relating thereto. Accordingly, to the extent that a holder does not deliver a complete questionnaire prior to the date that is two business days before effectiveness of the original shelf registration statement and such holder thereafter requests such holder's registrable securities to be included in the shelf registration statement, such holder could experience significant additional delay due to the fact that we may be required to file a post-effective amendment or a new registration statement before such holder is able to resell registrable securities pursuant to the shelf registration statement (or a new shelf registration statement). We strongly encourage holders to submit a completed questionnaire as promptly as possible following completion of this offering and prior to the date that is two business days before effectiveness of the shelf registration statement.

        To the extent that any holder of registrable securities is deemed to be an "underwriter" within the meaning of the Securities Act, such holder may be subject to certain liabilities under the federal securities laws for misstatements and omissions contained in a registration statement and any related prospectus. To the extent that any holder of registrable securities identified in the shelf registration statement is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC's interpretations, an "underwriter" within the meaning of the Securities Act.

        The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement.

GOVERNING LAW

        The indenture, the notes and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

DESCRIPTION OF CAPITAL STOCK

        This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation, as amended, and all applicable provisions of Delaware law.

General

        We are authorized to issue 250,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value.

Common stock

        As of December 8, 2003, we had issued and outstanding 93,769,218 shares of common stock held of record by approximately 242 stockholders. Holders of common stock are entitled to one vote per share for the election of directors and all other matters submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock that may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption, conversion rights or similar rights. Our certificate of incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock is, and the common stock issuable on conversion of the notes will be, fully paid and nonassessable. Shares of the Company's common stock are reserved for issuance under the Company's option and employee stock purchase plans, and there are options outstanding under the Company's stock plans for shares of common stock.

Preferred stock

        Our board of directors has the authority, without any action by our stockholders, to issue preferred stock in one or more series with such designations, rights and preferences (including dividend, conversion, voting or other rights or liquidation preferences) as determined by our board of directors. The issuance of preferred stock could delay, defer or prevent a change of control of PDL and could decrease the amount of earnings and assets available for distribution to, or adversely affect the voting power or other rights of, holders of common stock. In addition, the issuance of preferred stock could have the effect of decreasing the market price of our common stock. As of September 10, 2003, there are no shares of preferred stock outstanding.

Transfer agent

        The transfer agent for our common stock is Mellon Investor Services, L.L.C. Their address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104. Their telephone number is (415) 743-1424.

CERTAIN US FEDERAL TAX CONSIDERATIONS

        The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold the notes and common stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we sometimes refer to as the Code and does not address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or currencies, traders in securities who elect to apply mark-to-market method of accounting, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes under the constructive sale provisions of the Code.

        We have not sought any ruling from the Internal Revenue Service (or IRS) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary assumes that the IRS will respect the classification of the notes as indebtedness for U.S. federal income tax purposes. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

        All prospective purchasers of notes should consult their own tax advisors with respect to the application of the United States federal income and estate tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

        For purposes of this summary, the term "U.S. Holder" means a beneficial holder of a note or common stock that is, as determined for United States federal income tax purposes, either (1) a citizen or resident of the United States, or U.S.; (2) an entity formed under the laws of the U.S. or a state of the U.S.; (3) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust subject to the primary supervision of a court within the U.S. which has one or more U.S. persons with authority to control all substantive decisions, or which has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. A "Non-U.S. Holder" is any holder other than a U.S. Holder.

        If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or the common stock into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners for U.S. federal income tax purposes. A holder of the notes or the common stock that is a partnership, and the partners in such partnership, should consult their individual tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes (and the common stock).

  Taxation of Interest

        Interest paid on the notes will be included in the income of a holder as ordinary income at the time it is treated as received or accrued, in accordance with the holder's regular method of tax accounting.

        In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as "original issue discount" over the term of the instrument. Further, if the amount or timing of any additional payments on a Note is contingent, the Note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the Note and to treat as ordinary income, rather than capital gain, any gain realized on a sale, exchange or retirement of a Note before the resolution of the contingencies. If we fail to maintain the effectiveness of the registration statement, we will cause additional interest to accrue on the notes in the manner described under "Description of the Notes—Registration Rights; Liquidated Damages." According to Treasury Regulations, the possibility of a change in the interest rate due to our obligation to pay Liquidated Damages (see "Description of the Notes—Registration Rights; Liquidated Damages") will not affect the amount of interest income recognized by a holder, or the timing of such recognition, if the likelihood of the change, as of the date the notes are issued, is remote. We believe that the likelihood of a change in the interest rate on the notes is remote, and we do not intend to treat the possibility of a change in the interest rate as affecting the yield to maturity of any note. Similarly, we intend to take the position that the occurrence of an event requiring us to repurchase the notes is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of the occurrence of an event requiring us to repurchase the notes as affecting the yield to maturity of any note. Our determination that the likelihood of additional payments is a remote or incidental contingency is binding on holders of the notes unless such holders explicitly disclose to the IRS that they are taking a different position on their tax return for the year during which they acquire the note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both each holder's income from the notes and our deduction with respect to additional payments under the notes. In the event that we pay liquidated damages, the holders would be required to recognize additional interest income.

  Market Discount

        A subsequent purchaser who buys a note for less than its stated redemption price at maturity may be considered to have purchased the note at a "market discount." If the market discount is less than 0.25% of the stated redemption price of the note at maturity multiplied by the number of complete years to maturity, then the market discount will be deemed to be zero.

        A U.S. Holder may elect to include market discount in income currently as it accrues. Any such election will apply to all market discount bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the Internal Revenue Service.

        If a U.S. Holder does not make an election to include market discount in income currently as it accrues, any principal amount received or gain realized by a U.S. Holder on the sale, exchange, retirement or other taxable disposition of a note will be treated as ordinary income to the extent of any accrued market discount on the note. Unless a U.S. holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the note and the denominator of which is the number of days from the date the holder acquired the note until its maturity. If a U.S. Holder exchanges or converts a note into common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the common stock.

        A U.S. Holder may be required to defer a portion of such holder's interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a note purchased with market discount. Any such deferred interest expense may not exceed the market discount that accrues during a taxable year and is, in general, allowed as a deduction not later than the year in which the market discount is includible in income. This interest expense deferral will not apply if a U.S. Holder makes an election to include market discount in income currently as it accrues.

  Market Premium

        A subsequent purchaser who buys a note for more than its stated redemption price at maturity generally will be considered to have purchased the note at a "market premium." If an election is made, the market premium may generally be amortized using a constant yield method, over the remaining term of the note.

        Interest otherwise required to be included in income with respect to the note during any tax year may be offset by the amount of any amortized market premium. An election to amortize market premium will apply to all market premium bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the Internal Revenue Service.

  Sale, Exchange or Redemption of the Notes

        Upon the sale, exchange (other than a conversion into common stock), redemption, retirement or other taxable disposition of a note, a holder will recognize gain or loss equal to the difference between the amount received on such disposition (other than amounts received in respect of accrued and unpaid interest, which will be taxable as such) and the holder's tax basis in the note. A holder's tax basis in a note will be, in general, the cost of the note to the holder, increased by any accrued market discount and decreased by any principal payments received and any amortizable market premium accrued. Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the note has been held for more than one year. Long-term capital gain recognized by an individual holder is generally subject to a maximum U.S. federal income tax rate of 15%. An individual's ability to offset capital losses against ordinary income is limited.

  Conversion of the Notes

        A holder will generally not recognize income, gain or loss upon conversion of the note into our common stock, except with respect to any cash received instead of a fractional share (which will generally result in capital gain or loss). The holder's tax basis in the common stock received upon conversion will be the same a the holder's tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share), increased, for a cash method holder, by the amount of income recognized with respect to accrued interest. The holding period for the common stock received upon conversion will include the holding period of the note converted. If cash is received instead of a fractional share upon conversion of a note, the holder will be treated as having received the fractional share and as having immediately sold it for amount equal to such cash. The receipt of cash instead of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received and the holder's adjusted tax basis in the fractional share.

  Adjustment to Conversion Price

        Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion ratio of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the holders of notes might be deemed to have received constructive distributions taxable as dividends. Moreover, in certain other circumstances, the failure to adjust the conversion ratio on the notes may result in a deemed taxable dividend to holders of our common stock.

  Dividends

        Distributions, if any, paid on the common stock, other than certain pro rata distributions of common stock, to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be included in a U.S. Holder's income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the common stock and thereafter as capital gain.

  Sale of Common Stock

        Upon the sale or exchange of our common stock, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the commons tock is more than one year at the time of the sale or exchange. A holder's basis and holding period in our common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes."

  Information Reporting and Backup Withholding Tax

        In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on the common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of the common stock, and a 28% backup withholding tax may apply to such payments if the holder either (1) fails to demonstrate that the holder comes within certain exempt categories of holders or (2) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, is notified by the IRS that he has failed to report payments of interest and dividends properly, or under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

        The rules governing U.S. federal income taxation of a Non-U.S. Holder of Notes are complex, and we have provided only a summary of such rules. Special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the Notes, including any reporting requirements.

        The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder (as defined above) includes a non-resident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the conduct of a U.S. trade or business or (2) in the case of a Non-U.S. Holder eligible for the benefits of an applicable bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Taxation of Interest

        Generally any interest paid to a Non-U.S. Holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as "portfolio interest." Generally interest on the notes will qualify as portfolio interest if (1) the Non-U.S. Holder does not actually or constructively own 10% of more of the total voting power of all our voting stock and is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code and (2) the withholding agent receives a qualifying statement that the owner is not a U.S. resident and does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirement, the beneficial owner of a note must provide a properly executed IRS Form W-8BEN (or appropriate substitute form) prior to payment of the interest.

        The gross amount of payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person, and will not be subject to withholding at the 30% gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% rate. The branch profits tax may not apply (or any apply at a reduced rate) if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form W-8 BEN or W-8 ECI (or such successor forms as the IRS designates), as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder that is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for refund with the IRS.

  Sales, Exchange or Redemption of the Notes

        Except as described below and subject to the discussion below concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax unless (1) such gain is U.S. trade or business income, (2) subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (4) in the case of the disposition of our common stock, we are a U.S. real property holding corporation at any time within the shorter of the five-year period preceding such sale or other disposition or the period such holder held the common stock. We believe that we are not currently a "United States real property holding corporation" and that we will not become one in the future.

  Conversion of the Notes

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into our common stock, except with respect to cash (if any) received instead of a fractional share or interest which does not qualify for the portfolio interest exemption, is not U.S. trade or business income and has not previously included in income. Cash received instead of a fractional share may give rise to gain that would be subject to the rules described above for the sale of notes. Cash or common stock treated as issued for accrued interest would be treated as interest under the rules described above.

  Taxation of Dividends

        In general, dividends (including deemed dividends paid on the notes) paid to a Non-U.S. Holder of common stock will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income generally are subject to U.S. federal income tax at regular income tax rates, and generally are not subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed directly above under "—Taxation of Interest." Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% (or, if applicable, treaty-reduced) rate. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an applicable income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for refund with the IRS.

  Information Reporting and Backup Withholding Tax

        We must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding or is exempt from U.S. withholding tax pursuant to a tax treaty, or interest that is exempt from U.S. tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

        Information reporting and backup withholding of U.S. federal income tax at a current rate of 28% generally may apply to payments made by us or our agent to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge that the payee is a U.S. person.

        The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any broker, foreign or domestic, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person generally will not be subject to backup withholding. The payment of proceeds from the disposition of a Note or common stock through the foreign office of a broker that is either a U.S. person or a U.S. related person (as defined below) will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and certain other conditions are met or you otherwise establish an exemption.

        Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder. A U.S. related person is (1) a

"controlled foreign corporation" for United States tax purposes, (2) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a U.S. trade or business or (3) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury Regulations under the Code) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

  U.S. Federal Estate Tax

        The U.S. federal estate tax will not apply to notes owned by an individual who is not a citizen or resident of the U.S. at the time of his or her death, provided that (1) the individual does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote and (2) interest on the note would not have been, if received at the time of death, effectively connected with the conduct of a trade or business in the U.S. by such individual. However, common stock held by a decedent at the time of his or her death will be included in such Holder's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Note holders that are individuals should be aware that there have been recent amendments to the U.S. federal estate tax rules, and such holders should consult with their own tax advisors with regard to an investment in the notes and the common stock.

        THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED OR FOR WHICH THE NOTES MAY BE EXCHANGED, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

        We originally issued the notes offered by the selling securityholders hereby in a private placement in July 2003. The initial purchasers of the notes resold them to persons they or their agents reasonably believed to be "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, which term as used in the prospectus includes the initial purchasers' transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

        The following table sets forth information, unless otherwise noted, as of December 9, 2003, with respect to the selling securityholders and the respective principal amounts of notes and common stock that each selling securityholder beneficially owns that may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. We have obtained this information from the selling securityholders. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office, or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given to us as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon termination of any particular offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

        The number of shares of common stock shown in the table set forth below assumes the conversion of the full amount of notes held by such holder at the initial conversion rate of 49.6618 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of notes—Conversion Rights." Accordingly, the number of shares of common stock may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

			Number of Shares of Common Stock
					Common Stock Beneficially Owned Following the Offering(3)
	Principal Amount of Notes
			Common Stock Beneficially Owned Prior to Conversion(1)(2)
Selling Securityholder(1)	Beneficially Owned and Offered Hereby(1)	Percentage of Notes Outstanding		Common Stock Offered Hereby
AIG DKR SoundShore Opportunity Holding Fund Ltd.(5)	$2,000,000.00	*	99,323	99,323	0
Akela Capital Master Fund, Ltd.(6)	$10,000,000.00	4.0%	496,618	496,618	0
Alexandra Global Master Fund Ltd.	$3,000,000.00	1.2%	148,985	148,985	0
Alpine Associates(7)	$6,850,000.00	2.7%	340,183	340,183	0
Alpine Partners, L.P.(7)	$900,000.00	*	44,695	44,695	0
Alta Partners Holdings LDC(8)	$20,000,000.00	8.0%	993,236	993,236
Arbitex Master Fund, L.P.(9)	$4,000,000.00	1.6%	198,647	198,647	0
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd.	$4,200,000.00	1.7%	208,579	208,579	0
Argent Classic Convertible Arbitrage Fund, LP(10)	$2,100,000.00	*	104,289	104,289	0
BP Amoco PLC Master Trust(11)	$351,000.00	*	17,431	17,431	0
BTES—Convertible ARB	$200,000.00	*	9,932	9,932	0
BTOP Growth vs Value	$800,000.00	*	39,729	39,729	0

Calamos® Market Neutral Fund—Calamos® Investment Trust(12)	$10,000,000.00	4.0%	496,618	496,618	0
CIBC World Markets(13)	$2,525,000.00	1.0%	125,396	125,396	0
Clinton Multistrategy Master Fund, Ltd.	$1,675,000.00	*	83,183	83,183	0
Clinton Riverside Convertible Portfolio Limited	$2,325,000.00	*	115,463	115,463	0
CNH CA Master Account, L.P.(14)	$2,000,000.00	*	99,323	99,323	0
Consulting Group Capital Markets Funds(12)	$450,000.00	*	22,347	22,347	0
DBAG London(15)	$39,073,000.00	15.6%	1,940,435	1,940,435	0
Delaware PERS(16)	$775,000.00	*	38,487	38,487	0
Deutsche Bank Securities, Inc.(13)	$1,500,000.00	*	74,492	74,492	0
Family Service Life Insurance Co.(17)	$200,000.00	*	9,932	9,932	0
Froley Revy Investment Convertible Security Fund(16)	$75,000.00	*	3,724	3,724	0
Grace Convertible Arbitrage Fund, Ltd.(18)	$4,950,000.00	1.0%	245,825	245,825	0
Guardian Life Insurance Co.(17)	$5,200,000.00	2.1%	258,241	258,241	0
Guardian Pension Trust(17)	$500,000.00	*	24,830	24,830	0
Highbridge International LLC	$7,000,000.00	2.8%	347,632	347,632	0
Hotel Union & Hotel Industry of Hawaii Pension Plan(11)	$137,000.00	*	6,803	6,803	0
ICI American Holdings Trust(16)	$175,000.00	*	8,690	8,690	0
JMG Capital Partners, L.P.(19)	$3,000,000.00	1.2%	148,985	148,985	0
JMG Triton Offshore Fund, Ltd.(20)	$5,000,000.00	2.0%	248,309	248,309	0
KBC Financial Products [Cayman Islands] Ltd.(21)	$6,000,000.00	2.4%	297,970	297,970	0
KBC Financial Products USA Inc.(22)	$1,100,000.00	*	54,627	54,627	0
LDG Limited(23)	$379,000.00	*	18,821	18,821	0
Lexington Vantage Fund c/o TQA Investors, LLC(24)	$153,000.00	*	7,598	7,598	0
Lord Abbett Bond Debenture Fund	$5,000,000.00	2.0%	248,309	248,309	0
Man Convertible Bond Master Fund, Ltd.(25)	$2,920,000.00	1.2%	145,012	145,012	0
MFS Total Return Fund, a series of Series Trust V	$1,000,000.00	*	49,661	49,661	0
Morgan Stanley Convertible Securities Trust(13)	$1,500,000.00	*	74,492	74,492	0
Nations Convertible Securities Fund	$2,980,000.00	1.2%	147,992	147,992	0
Park Avenue Life Insurance Co.(17)	$100,000.00	*	4,966	4,966	0
Quantum Partners LDC(26)	$2,000,000.00	*	168,831	99,323	69,508
Quattro Fund Ltd.	$3,520,000.00	1.4%	174,809	174,809	0
RAM Trading LTD	$3,000,000.00	1.2%	148,985	148,985	0
Sagamore Hill Hub Fund(27)	$6,000,000.00	2.4%	312,670	297,970	14,700
Salomon Brothers Asset Management, Inc.(28)	$4,600,000.00	1.8%	228,444	228,444	0
Sphinx Convertible Arb Fund SPC(11)	$126,000.00	*	6,257	6,257	0
Sphinx Fund c/o TQA Investors LLC(24)	$225,000.00	*	11,173	11,173	0
SSI Blended Market Neutral L.P.(11)	$219,000.00	*	10,875	10,875	0
SSI Hedged Convertible Market Neutral L.P.(11)	$295,000.00	*	14,650	14,650	0
St. Thomas Trading, Ltd.(29)	$8,580,000.00	3.4%	426,098	426,098	0
State of Oregon/Equity(16)	$2,450,000.00	*	121,671	121,671	0
Syngenta AG(16)	$130,000.00	*	6,456	6,456	0
TQA Master Fund, Ltd.(24)	$3,748,000.00	1.5%	186,132	186,132	0

TQA Master Plus Fund, Ltd.(24)	$5,800,000.00	2.3%	288,038	288,038	0
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Ltd.	$2,500,000.00	1.0%	124,154	124,154	0
UBS O'Connor LLC f/b/o O'Connor Global Convertible Portfolio	$250,000.00	*	12,415	12,415	0
UBS Securities LLC(13)	$2,000,000.00	*	99,323	99,323	0
US Bancorp Piper Jaffray	$2,500,000.00	1.0%	124,154	124,154	0
Van Kampen Harbor Fund(30)	$5,000,000.00	2.0%	248,309	248,309	0
Viacom Inc. Pension Plan Master Trust(11)	$12,000.00	*	595	595	0
Wachovia Capital Markets LLC(13)	$9,750,000	3.9%	484,202	484,202	0
Xavex Convertible Arbitrage 7 Fund(24)	$843,000.00	*	41,864	41,864	0
Xavex Convertible Arbitrage 10 Fund(10)	$200,000.00	*	9,932	9,932	0
Zeneca Holdings Trust(16)	$500,000.00	*	24,830	24,830	0
Zurich Institutional Benchmarks Master Fund Ltd.c/o SSI Investment Management(11)	$860,000.00	*	42,709	42,709	0
Zurich Institutional Benchmarks Master Fund Ltd.c/o TQA Investors LLC(24)	$907,000.00	*	45,043	45,043	0
Zurich Institutional Benchmark Management c/o Quattro Fund	$880,000.00	*	43,702	43,702	0
All other holders of Notes or future transferees, pledgees, donees or successors of any such holder(4)	$21,012,000.00	8.4%	1,043,493	1,043,493	0
TOTAL	$250,000,000.00	100.0%	12,415,450	12,415,450	84,208

*
Less than 1.0%.

(1)
Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in post-effective amendments to the Form S-3 registration statement, of which this prospectus constitutes a part, if and when necessary.

(2)
Assumes conversion at the initial conversion rate of 49.6618 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of notes—Conversion Rights." Accordingly, the number of shares of common stock beneficially owned by a selling securityholder may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(3)
Assumes sale, transfer or other disposition of all common stock issuable upon conversion of the Notes.

(4)
Information concerning other selling securityholders will be set forth in post-effective amendments to the Form S-3 registration statement, of which this prospectus constitutes a part, from time to time, if and when required.

(5)
This selling securityholder is a non-public entity. DKR Capital Partners L.P. is a registered investment adviser with the SEC and as such, is the investment manager to the selling securityholder. DKR Capital Partners L.P. has retained certain portfolio managers to act as the portfolio managers to the selling securityholder. As such, DKR Capital Partners L.P. and certain portfolio managers have shared dispositive and voting power over the securities.

(6)
This selling securityholder is a non-public entity. Anthony B. Bosco has voting and investment control over the securities that this selling securityholder beneficially owns.

(7)
This selling securityholder is a non-public entity and a registered broker-dealer that acquired its securities for investment purposes and, accordingly, may be deemed to be an underwriter. Please see the discussion under "Plan of Distribution" for the required disclosure regarding broker-dealers. Victoria Eckert, president of

  Eckert Corp., the sole shareholder of the selling securityholder, has voting and investment control over the securities that this selling securityholder beneficially owns.

(8)
This selling securityholder is a non-public entity. Creedon Keller & Partners (investment advisor) has voting and investment control over the securities that this selling securityholder beneficially owns.

(9)
This selling securityholder is a non-public entity and affiliate of a registered broker-dealer. Clark Hunt and Johnathan Bren have voting and investment control over the securities that this selling securityholder beneficially owns. The selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. The selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(10)
The selling securityholder is a non-public entity. Bruce McMahan, Saul Schwartzman and John Gordon have voting and investment control over the securities that this selling securityholder beneficially owns.

(11)
This selling securityholder is a non-public entity. SSI Investment Management, Inc. has voting and investment control over the securities that this selling securityholder beneficially owns. The principal shareholders of SSI Investment Management, Inc. are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(12)
This selling securityholder is a non-public entity. Nick Calamos has voting and investment control over the securities that this selling securityholder beneficially owns.

(13)
The selling securityholder is a registered broker-dealer that acquired its securities for investment purposes and, accordingly, may be deemed to be an underwriter. Please see the discussion under "Plan of Distribution" for the required disclosure regarding broker-dealers.

(14)
The selling securityholder is a non-public entity. CNH Partners, LLC is the investment advisor of the selling securityholder and has voting and investment control over the securities that the selling securityholder beneficially owns. Investment principals for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.

(15)
The selling securityholder is a non-public entity and is an affiliate of a registered broker-dealer. Dan Azzi has voting and investment control over the securities that the selling securityholder beneficially owns. The selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. The selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(16)
The selling securityholder is a non-public entity. Ms. Ann Houlihan has voting and investment control over the securities that the selling securityholder beneficially owns.

(17)
The selling securityholder is a non-public entity and an affiliate of a registered broker-dealer. John Murphy, managing director (and portfolio manager), has voting and investment control over the securities that the selling securityholder beneficially owns. The selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. The selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(18)
This selling securityholder is a non-public entity. Michael Brailov and Bradford Whitmore have voting and investment control over the securities that this selling securityholder beneficially owns.

(19)
This selling securityholder is a non-public entity and a California limited partnership. It's general partner is JMG Capital Management, LLC, a Delaware limited liability company and an investment adviser registered with the SEC. JMG Capital Management LLC has voting and dispositive power over the selling securityholder's investments, including the securities that this selling securityholder beneficially owns. The equity interests of JMG Capital Management, LLC are owned by JMG Capital Management, Inc., a Delaware corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment discretion over the selling securityholder's portfolio holdings.

(20)
This selling securityholder is a non-public entity and an international business company under the laws of the British Virgin Islands. The selling securityholder's investment manager is Pacific Assets Management LLC, a Delaware limited liability company. Pacific Assets Management LLC is an investment adviser registered with the SEC and has voting and dispositive power over the selling securityholder's and investments, including the securities that this selling securityholder beneficially owns. The equity interests of Pacific Assets Management LLC are owned by Pacific Capital Management, Inc., a Delaware company and Asset Alliance Holding Corp., a Delaware company. The equity interests of Pacific Capital Management, Inc. are owned by Messrs. Roger Richer, Jonathan M. Glaser and Daniel A. David and Messrs. Glaser and Richter have sole investment discretion over the selling securityholder's portfolio holdings.

(21)
The selling securityholder is a non-public entity and is an affiliate of a registered broker-dealer. KBC Financial Products [Cayman Islands] Ltd. exercises voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling securityholder. Mr. Ivan Rehder, Managing Director, exercises voting and investment control on behalf of KBC Financial Products [Cayman Islands] Ltd. The selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. The selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(22)
The selling securityholder is a non-public entity and a registered broker-dealer that acquired its securities for investment purposes and, accordingly, may be deemed to be an underwriter. Please see the discussion under "Plan of Distribution" for the required disclosure regarding broker-dealers. Luke Edwards has voting and investment control over the securities that the selling securityholder beneficially owns.

(23)
The selling securityholder is a non-public entity. TQA Investors LLC has full investment control and shared voting control over the securities that the selling securityholder beneficially owns. The members of TQA Investors LLC are Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero.

(24)
The selling securityholder is a non-public entity and has voting and investment control over the securities that the selling securityholder beneficially owns, c/o TQA Investors, LLC (Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero).

(25)
The selling securityholder is a non-public entity. JT Hansen and John Null, principals of Marin Capital Partners, LP, investment advisers to this selling securityholder, have voting and investment control over the securities that the selling securityholder beneficially owns.

(26)
This selling securityholder is a non-public entity. Soros Fund Management LLC ("SFM") serves as the principal investment manager of this selling securityholder. SFM, on behalf of this selling securityholder, granted investment discretion over certain securities owned by this selling securityholder to Origin Capital Management LLC ("Origin") pursuant to an investment advisory contract between this selling securityholder and Origina (the "Quantum—Origin Contract"). As a consequence of SFM's ability to terminate the Quantum—Origin Contract with respect to the securities within 60 days, SFM may be deemed to have voting and dispositive power over the securities held for the accounts of this selling securityholder at Origin. George Soros, in his capacity as Chairman of SFM, may be deemed to have voting and dispositive power over securities held for the accounts of this selling securityholder.

(27)
The selling securityholder is a non-public entity. S. Scott Roth has voting and investment control over the securities that the selling securityholder beneficially owns.

(28)
The selling securityholder is an affiliate of a broker-dealer and purchased the securities with the expectation of reselling the securities in the ordinary course of business. The selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities. Salomon Brothers Asset Management, Inc. acts as discretionary investment advisor with respect to the following accounts that hold the securities. Accordingly, Salomon Brothers Asset Management, Inc. may be deemed to be the beneficial owner of such securities and therefore must be listed as the selling securityholder of:

Account Name	Principal Amount Held
Citigroup Pension Fund CAP Arbitrage	147,000
SB Diversified Arbitrage Strategies	771,000
SB Enhanced Arbitrage Strategies	148,000
GM Pension	77,000
GM Veba	225,000
SB Market Neutral Arbitrage	224,000
SB Multi Strategy Arbitrage	3,008,000

Total	4,600,000
(29)
The selling securityholder is a non-public entity and is an affiliate of a registered broker-dealer. JT Hansen and John Null, principals of Marin Capital Partners, LP, investment advisers to this selling securityholder, have voting and investment control over the securities that the selling securityholder beneficially owns. The selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. The selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(30)
The selling securityholder is a registered broker-dealer that acquired its securities for investment purposes and, accordingly, may be deemed to be an underwriter. Please see the discussion under "Plan of Distribution" for the required disclosure regarding broker-dealers. Van Kampen Asset Management Inc., as the selling securityholder's investment advisor, has discretionary authority over the selling securityholder's portfolio.

PLAN OF DISTRIBUTION

        We are registering for resale the notes and the shares of common stock issuable upon conversion of the notes on behalf of the selling securityholders, a list of whom is set forth in this prospectus under "Selling Securityholders," or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-sale related transfer, referred to in this prospectus as the selling securityholders. We will receive no proceeds from this offering.

        The selling securityholders may sell the notes or shares of common stock issuable upon conversion of the notes from time to time, if at all, as follows:

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  to or through underwriters, brokers or dealers;

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  directly to one or more other purchasers;

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  through agents on a best-efforts basis; or

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  otherwise through a combination of any of these methods of sale.

        If a selling securityholder sells notes or shares of common stock issuable upon conversion of the notes through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the notes or shares of common stock issuable upon conversion of the notes.

        The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time:

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  in one or more transactions at a fixed price or prices, which may be changed;

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  at market prices prevailing at the time of sale;

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  at prices related to prevailing market prices;

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  at varying prices determined at the time of sale; or

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  at negotiated prices.

        These sales may be effected in transactions:

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  on any national securities exchange or quotation service on which the notes or our common stock may be listed or quoted at the time of sale;

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  in the over-the-counter market;

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  in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

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  in transactions otherwise than on exchanges or services or in the over-the-counter market;

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  through the writing of options; or

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  through other types of transactions.

        In connection with sales of the notes or common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the notes or common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling securityholders may pledge or grant a security interest in some or all of the notes or common stock issuable upon conversion of the notes and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate notes or shares of common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus. The selling securityholders may sell short our common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover short sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

        Our common stock trades on the Nasdaq National Market under the symbol "PDLI". Although the notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk factors—Risks Related to the Notes."

        At the time a particular offering of notes or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

        Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        The selling securityholders will be responsible for any fees, disbursements and expenses of any counsel for the selling securityholders. All other expenses incurred in connection with the registration of the shares, including printer's and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the notes and shares of common stock will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Notes and shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

        We and the selling securityholders will be indemnified by the other against liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

        We have agreed to keep the registration statement, of which this prospectus constitutes a part continuously effective under the Securities Act until such time as there are no longer any registrable securities covered thereby. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.

LEGAL MATTERS

        Gray Cary Ware & Freidenrich LLP will pass upon the validity of the notes and the common stock issuable upon their conversion.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as well as the financial statements of Eos Biotechnology, Inc. appearing in our Current Report on Form 8-K/A dated June 17, 2003, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements, as well as the financial statements of Eos Biotechnology, Inc., are incorporated by reference in reliance of Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

INCORPORATION BY REFERENCE

        Some of the information that you may want to consider in deciding whether to invest in the notes is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2003 Quarter ended June 30, 2003 Quarter ended September 30, 2003
Current Reports on Form 8-K and amendments thereto	December 2, 2003
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934	After the date of this prospectus and prior to the completion of this offering

        Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

        You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

Protein Design Labs, Inc.
34801 Campus Drive
Fremont, California 94555
(510) 574-1400

        Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

        The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

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TABLE OF CONTENTS
RISK FACTORS AND INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN US FEDERAL TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE